

AR/S
P.E.
12-31-06

0-2397



FIRST NATIONAL CORPORATION


SEC RECEIVED PROCESSING
APR 0 9 2007
WASH, D.C. 210 SECTION

Company Information

Board of Directors
First National Corporation
First Bank

Douglas C. Arthur
Chairman

Dr. Byron A. Brill
Vice Chairman

Elizabeth H. Cottrell

Dr. James A. Davis

Christopher E. French

Charles E. Maddox, Jr.

John K. Marlow

W. Allen Nicholls

Henry L. Shirkey

Harry S. Smith

James R. "Richie" Wilkins, III

Directors Emeriti
First National Corporation
First Bank

Warren B. French, Jr.

Alson H. Smith, Jr.

Douglas C. Arthur
Chairman
Secretary

Harry S. Smith
President
Chief Executive Officer

M. Shane Bell
Executive Vice President
Chief Financial Officer

Harry S. Smith
President
Chief Executive Officer

Dennis A. Dysart
Executive Vice President
Chief Administrative Officer

M. Shane Bell
Executive Vice President
Chief Financial Officer

J. Andrew Hershey
Executive Vice President
Loan Administration

Christopher T. Martin
Executive Vice President
Operations and Technology

Marshall J. Beverley, Jr.
Executive Vice President
Senior Trust Officer

Financial Highlights

(in thousands except ratios and per share amounts)

	2006	2005	2004
Revenue	$38,117	$30,384	$24,951
Net income	5,798	5,389	4,206
Earnings per share (basic and diluted)	1.99	1.84	1.44
Return on average assets	1.15%	1.22%	1.12%
Return on average equity	18.49%	19.48%	17.01%
Efficiency ratio	59.95%	56.26%	59.89%
Average shares outstanding (diluted)	2,917	2,923	2,924

	2006	2005	2004
Assets	$527,944	$474,988	$408,825
Loans, net	423,151	374,322	320,197
Deposits	435,044	377,657	320,945
Shareholders' equity	32,555	29,391	26,100
Book value per share	11.14	10.06	8.93
Market price per share	27.00	27.05	20.40



EARNINGS PER SHARE
2006
2005
2004
$1.00
$1.25
$1.50
$1.75
$2.00
$2.25
$2.50



ASSETS (000's)
2006
2005
2004
$250,000
$300,000
$350,000
$400,000
$450,000
$500,000
$550,000



FIRST BANK
The Last Bank You'll Ever Need
years of excellence

Dear Shareholders,

As we embark upon our Company's 100th anniversary on July 1, 2007, I am pleased to report continued success in asset and earnings growth. While the past year has certainly presented challenging economic conditions for the market and financial services industry in general, I am confident we have navigated the market strategically. The inverted yield curve, decreasing liquidity and a weaker real estate market had a profound impact on funding costs, net interest margin and ultimately earnings growth. However, the Company has performed well compared to peer competitors and is well-positioned for any number of economic conditions that may be encountered during the next twelve to twenty-four months.

Prior to presenting a summary of operating results for the year, I should provide a brief overview of the new, improved annual report format for 2006. Three components provide varying levels of detail for your review. First, the folder itself provides a snapshot of the Company, including a list of board members and executive officers, financial highlights and an overview of our service region. Next, this letter will provide a summary of operating results, general economic conditions, strategic initiatives and future outlook. And last, you will find detailed results of operations in the enclosed Annual Report on Form 10-K.

Operating Results

Net income increased to $5.8 million for the year ended December 31, 2006 or $1.99 per basic and diluted share, an increase of 7.6% over the same period last year. Return on average assets decreased to 1.15% from 1.22% and return on average equity likewise decreased to 18.49% from 19.48% during the same period. The decreases were primarily the result of net interest margin compression as funding costs increased. Total assets increased by $53.0 million or 11.1% during the year to $527.9 million at December 31, 2006 compared to $475.0 million a year ago, fueled principally by net loan growth of $48.8 million to $423.2 million.

Net interest income, which is the primary driver of Company earnings, grew to $17.6 million for the year ended December 31, 2006, compared to $16.2 million for the same period last year. While net interest income increased by 8.2% over the prior period, average interest-earning assets increased by 14.4%. The lower growth in earnings was the result of a 22 basis point compression in the net interest margin. The Company was more dependent on higher-cost deposits as liquidity tightened and average balances within transactional accounts decreased.



Ribbon Cutting for the Sherando Financial Center, June 2006

Noninterest income increased by $799 thousand, or 18.3%, to $5.2 million for the year ended December 31, 2006. The increase was primarily the result of fees created by the wealth management group, which is comprised of the Trust and Asset Management Department and First Financial Advisors. Noninterest expense likewise increased. Two new Financial Centers impacted salary and employee benefit expense, as well as general operating costs. Total noninterest expense increased by $1.9 million, or 16.5%, to $13.8 million for the year ended December 31, 2006. The expansion of our retail branch network reduces profitability in the short term; however, we are confident that the benefits of increased market share will far outweigh the current impact. The Sherando Financial Center in Stephens City, which opened in June, grew to $8.3 million in total deposits by year-end, exceeding original projections. Additionally, the Winchester West Financial Center opened in October and grew to $2.1 million in total deposits. In summary, the two new offices added $10.4 million in deposits in less than 10 combined months of operation. While we continue to look for land acquisition opportunities that will expand our service footprint in a manner necessary to attract, retain and service lower-cost deposits in future periods, we have deferred several building projects as outlined below.

Impact of Economic Conditions

General liquidity levels within the industry decreased during 2006. This can be attributed to economic conditions, specifically the slowing real estate market and less consumer discretionary income due to fuel costs and rising debt service. We continue to experience record growth in the number of deposit accounts opened. However, transactional account balances such as checking and super NOW accounts, have been decreasing on average over the past twelve months. Deposit growth has resulted from premium rate savings accounts and certificates of deposit. Therefore, funding costs have increased and the need for a larger branch network to support transactional accounts has decreased somewhat. Premium rate savings account and certificate of deposit customers do not require the Company to branch aggressively to be successful. In short, customers are willing to travel further to obtain a higher rate on their core investment balances.



Winchester West Financial Center Ribbon Cutting, October 2006

Therefore, we are not convinced that adding additional branches will further equate to lower-cost deposits and enhanced earnings in the immediate future. Additional facilities certainly increase overhead, including salary and benefit costs, as well as operating expenses. This strategic position assumes the economy continues to soften and that the real estate market continues to be sluggish with excessive inventories. As such, we do not plan to open new retail offices during 2007. We will leverage existing capacity of the facilities that have been opened over the past several years. As noted earlier, we will continue to seek land acquisition opportunities for future expansion as market conditions demonstrate increased liquidity, increased transactional balances and improved margins. If economic conditions become more positive than anticipated, we are poised to respond immediately with strategies to leverage internal growth opportunities. However, we remain cautious about significantly increasing operating costs in the current environment.

Operations Center

The only construction initiative for the Company during 2007 will be the development of an Operations Center in Strasburg, Virginia. We have not added space for our operations group since 1997. Total assets of our Company for the year ended December 31, 1997 were $164.6 million, while total deposits were $139.8 million. Since that time, assets have grown $363.3 million or 220.7%, while deposits have grown $295.2 million or 211.2%. During the past nine years, we have leveraged technological improvements and efficiencies to minimize space needs and the addition of staff; however, we have reached a point where investment in the operation functions of the Company is necessary to maintain superior service levels. We anticipate occupying the new space early in 2008.

Competitive Strategy

While I have expressed some concern regarding branching and further capital investment during 2007, I assure you that we are committed to asset and earnings growth equal to or greater than competitive peers. In addition, the announcement of a community bank acquisition within our market presents additional opportunities during 2007. As with previous opportunities over the past decade, we have developed strategies for both commercial and consumer relationships that are expected to be effective in increasing deposit and loan market share in each of the markets that we serve. Our business development teams and retail branch network are focused upon aggressively pursuing these opportunities.

100th Anniversary

As noted in the opening of this letter, our Company will celebrate its 100th anniversary on July 1, 2007. It is certainly rewarding to reflect upon the last 100 years to a time when the total deposits on the first day of operation totaled $1,048.09. A number of customer and community events are planned during the year to celebrate the Company's heritage, history, strength and service. Each shareholder will be receiving a mailing mid-year regarding the publication of a book commemorating the Company's success.

Honoring Mr. Noel M. Borden

I would like to honor and recognize the significant contributions of Mr. Noel M. Borden, Chairman of the Board, who passed away on August 13, 2006. Mr. Borden served on the Board for 44 years, since 1962. Additionally, he served as the Chairman for 20 years. His guidance, leadership, counsel, strategic vision and charisma will certainly be missed. His passion and commitment for this Company's success was unmatched. He took great pride in our independence and the Company's ability to make local decisions on policy, procedures and service. For those that knew Noel well, he frequently referred to Strasburg, Virginia as our "world headquarters." We enter 2007 with much anticipation about our 100th anniversary, but with great sadness that Noel cannot celebrate it with us. His leadership played such a profound role in the strategic position and condition of the Company.



Noel M. Borden, 1936 – 2006

We are fortunate to have a very talented, diverse and committed Board of Directors. Mr. Douglas C. Arthur, who previously served as Vice Chairman, has been elected as the Chairman, while Dr. Byron A. Brill was elected Vice Chairman. As a Board, we continue to stay focused on providing a unique and memorable, high integrity banking environment whereby customers, employees, shareholders and community constituents are rewarded for their trust, efforts, investment and support.


FIRST BANK

Night view of the Winchester West Financial Center

Summary

We remain optimistic about the Company's strategic position in the northern Shenandoah Valley marketplace of Virginia. The immediate term may present economic challenges in some respects. However, our focus on delivering superior financial products, including traditional banking services as well as a diverse line of trust and asset management, brokerage and mortgage services, are expected to deliver long term results for the Company. We will continue the pursuit of improved alternative delivery systems with the use of technology while simultaneously enhancing in-person delivery. We are energized and positioned to leverage, and create, opportunities in the future. I thank you for your continued support and compassion for community banking.

Sincerely,

Harry S. Smith
President and Chief Executive Officer
First National Corporation

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

or

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from __________ to __________

Commission file number **0-23976**


FIRST NATIONAL
CORPORATION

(Exact name of registrant as specified in its charter)

Virginia	**54-1232965**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
112 West King Street, Strasburg, Virginia	**22657**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(540) 465-9121**

Securities registered pursuant to Section 12(b) of the Act: **None**

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $1.25 par value
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes [ ] No [X]

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes [ ] No [X]

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes [X] No [ ]

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of "accelerated filer and large accelerated filer" in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [ ]   Accelerated filer [ ]   Non-accelerated filer [X]

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). Yes [ ] No [X]

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the closing sales price on June 30, 2006 was $67,172,889.

The number of outstanding shares of common stock as of March 23, 2007 was 2,922,860.

DOCUMENTS INCORPORATED BY REFERENCE

Proxy Statement for the 2007 Annual Meeting of Shareholders – Part III

TABLE OF CONTENTS

Part I

Item 1. Business

General

First National Corporation (the Company) is a financial holding company incorporated under the laws of the Commonwealth of Virginia on September 7, 1983. The Company owns all of the stock of its primary operating subsidiary, First Bank (the Bank), which is an independent commercial bank chartered under the laws of the Commonwealth of Virginia. The Company is also the parent company of First National (VA) Statutory Trust I (Trust I), First National (VA) Statutory Trust II (Trust II) and First National (VA) Statutory Trust III (Trust III). The Trusts were formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities.

The Bank first opened for business on July 1, 1907 under the name The Peoples National Bank of Strasburg. On January 10, 1928, the Bank changed its name to The First National Bank of Strasburg. On April 12, 1994, the Bank received approval from the Federal Reserve Bank of Richmond (the Federal Reserve) and the Virginia State Corporation Commission's Bureau of Financial Institutions to convert to a state chartered bank with membership in the Federal Reserve System. On June 1, 1994, the Bank consummated such conversion and changed its name to First Bank.

The Bank has one wholly owned subsidiary, First Bank Financial Services, Inc., incorporated under the laws of the Commonwealth of Virginia, which invests in partnerships that provide title insurance and investment services.

Access to Filings

The Company's internet address is www.firstbank-va.com. The Company's Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, and amendments to those reports, as filed with or furnished to the Securities and Exchange Commission, are available free of charge at www.firstbank-va.com. A copy of any of the Company's filings will be sent, without charge, to any shareholder upon written request to: M. Shane Bell, Executive Vice President and Chief Financial Officer, at 112 West King Street, Strasburg, Virginia 22657.

Products and Services

The Bank provides loan, deposit, investment, trust and asset management and other products and services in the northern Shenandoah Valley region of Virginia. Loan products and services include personal loans (including automobile and property improvement loans), residential mortgages, home equity loans, credit cards and commercial loans. Deposit products and services include checking, savings, NOW accounts, money market accounts, IRA accounts, certificates of deposit and direct deposit services. The Bank offers other services, including safe deposit rentals, travelers checks, internet banking, wire transfer services and other traditional banking services.

The Bank's Trust and Asset Management Department offers a variety of trust and asset management services including estate planning, investment management of assets, trustee under an agreement, trustee under a will, individual retirement accounts, estate settlement and benefit plans. The Bank offers financial planning and brokerage services for its customers through its investment division, First Financial Advisors.

The Bank's market area is located within the northern Shenandoah Valley region of Virginia, including Shenandoah County, Warren County, Frederick County and the City of Winchester. Within the market area there are various types of industry including medical and professional services, manufacturing, retail and higher education. Customers include individuals, small and medium-sized businesses and local governmental entities.

The Bank's products and services are provided through 11 branch offices, 29 ATMs and its website, www.firstbank-va.com. The Bank operates six of its offices under the "Financial Center" concept. A Financial Center offers all of the Bank's financial services at one location. This concept allows loan, retail deposit, trust and investment management personnel to be readily available to serve customers throughout the Bank's market area. For the location of each of these Financial Centers, see Item 2 of this Form 10-K below.

Competition

The Company competes with large regional financial institutions, savings banks, consumer finance companies, insurance companies, credit unions, money market mutual funds and other community banks. Competition has been increasing from out-of-state banks through their acquisition of Virginia-based banks and branches.

The financial service business in Virginia, and specifically in the Company's market area, is highly competitive. Among the advantages the large regional financial institutions have over the Company are their ability to support wide-ranging advertising campaigns and, as a result of their larger size, to have substantially higher lending limits.

Factors affecting the competition for loans and deposits are interest rates offered, the number and location of branches and types of products offered, as well as the reputation of the institution. Advantages the Company has over the competition include long-term customer relationships, its commitment to excellent customer service, its dedicated and loyal employees, its local management and directors, and the support and involvement in the communities that the Company serves. The Company focuses on providing products and services to individuals, small to medium-sized businesses and local governmental entities within its communities. According to Federal Deposit Insurance Corporation (FDIC) deposit data as of June 30, 2006, the Bank was ranked first in Shenandoah County with $186.9 million in deposits, representing 26.6% of the total deposit market. The Bank was ranked third in Warren County with $72.1 million or 15.4% of the market, fourth in Frederick County with $41.8 million or 9.4% of the market, and sixth in the City of Winchester with $143.3 million or 8.1% of the market.

No material part of the business of the Company is dependent upon a single or a few customers, and the loss of any single customer would not have a materially adverse effect upon the business of the Company.

Employees

At December 31, 2006, the Company and the Bank employed a total of 151 full-time equivalent employees. The Company considers relations with its employees to be excellent.

SUPERVISION AND REGULATION

General

As a financial holding company, the Company is subject to regulation under the Bank Holding Company Act of 1956, as amended, and the examination and reporting requirements of the Board of Governors of the Federal Reserve System. As a state-chartered commercial bank, the Bank is subject to regulation, supervision and examination by the Virginia State Corporation Commission's Bureau of Financial Institutions. It is also subject to regulation, supervision and examination by the Federal Reserve Board. Other federal and state laws, including various consumer and compliance laws, govern the activities of the Bank, the investments that it makes and the aggregate amount of loans that it may grant to one borrower. Laws and regulations administered by the regulatory agencies also affect corporate practices, including business practices related to payment and charging of interest, documentation and disclosures, and affect the ability to open and close offices or purchase other entities.

The following description summarizes the significant federal and state laws applicable to the Company's industry. To the extent that statutory or regulatory provisions are described, the description is qualified in its entirety by reference to that particular statutory or regulatory provision.

The Bank Holding Company Act

Under the Bank Holding Company Act, the Company is subject to periodic examination by the Federal Reserve and required to file periodic reports regarding its operations and any additional information that the Federal Reserve may require. Activities at the bank holding company are limited to:

- banking, managing or controlling banks;
- furnishing services to or performing services for its subsidiaries; and
- engaging in other activities that the Federal Reserve has determined by regulation or order to be so closely related to banking as to be a proper incident to these activities.

Some of the activities that the Federal Reserve Board has determined by regulation to be closely related to the business of a bank holding company include making or servicing loans and specific types of leases, performing specific data processing services and acting in some circumstances as a fiduciary or investment or financial adviser.

With some limited exceptions, the Bank Holding Company Act requires every bank holding company to obtain the prior approval of the Federal Reserve before:

- acquiring substantially all the assets of any bank;
- acquiring direct or indirect ownership or control of any voting shares of any bank if after such acquisition it would own or control more than 5% of the voting shares of such bank (unless it already owns or controls the majority of such shares); or
- merging or consolidating with another bank holding company.

In addition, and subject to some exceptions, the Bank Holding Company Act and the Change in Bank Control Act, together with their regulations, require Federal Reserve approval prior to any person or company acquiring "control" of a bank holding company. Control is conclusively presumed to exist if an individual or company acquires 25% or more of any class of voting securities of the bank holding company. Control is rebuttably presumed to exist if a person acquires 10% or more, but less than 25%, of any class of voting securities and either the company has registered securities under Section 12 of the Securities Exchange Act of 1934 or no other person owns a greater percentage of that class of voting securities immediately after the transaction. The regulations provide a procedure for challenging this rebuttable control presumption.

In November 1999, Congress enacted the Gramm-Leach-Bliley Act (the GLBA), which made substantial revisions to the statutory restrictions separating banking activities from other financial activities. Under the GLBA, bank holding companies that are well-capitalized and well-managed and meet other conditions can elect to become "financial holding companies." As financial holding companies, they and their subsidiaries are permitted to acquire or engage in previously impermissible activities such as insurance underwriting, securities underwriting and distribution, travel agency activities, insurance agency activities, merchant banking and other activities that the Federal Reserve determines to be financial in nature or complementary to these activities. Financial holding companies continue to be subject to the overall oversight and supervision of the Federal Reserve, but the GLBA applies the concept of functional regulation to the activities conducted by subsidiaries. For example, insurance activities would be subject to supervision and regulation by state insurance authorities.

Capital Requirements

The Federal Reserve Board has issued risk-based and leverage capital guidelines applicable to banking organizations that it supervises. Under the risk-based capital requirements, the Company and the Bank are each generally required to maintain a minimum ratio of total capital to risk-weighted assets (including certain off-balance sheet activities, such as standby letters of credit) of 8%. At least half of the total capital must be composed of "Tier 1 Capital," which is defined as common equity, retained earnings and qualifying perpetual preferred stock, less certain intangibles. The remainder may consist of "Tier 2 Capital," which is defined as specific subordinated debt, some hybrid capital instruments and other qualifying preferred stock and a limited amount of the loan loss allowance. Trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy purposes as long as their amount does not exceed 25% of Tier 1 capital, including trust preferred securities. The portion of the trust preferred securities not considered as Tier 1 capital, if any, may be included in Tier 2 capital. In addition, each of the federal banking regulatory agencies has established minimum leverage capital requirements for banking organizations. Under these requirements, banking organizations must maintain a minimum ratio of Tier 1 capital to adjusted average quarterly assets equal to 3% to 5%, subject to federal bank regulatory evaluation of an organization's overall safety and soundness.

The risk-based capital standards of the Federal Reserve Board explicitly identify concentrations of credit risk and the risk arising from non-traditional activities, as well as an institution's ability to manage these risks, as important factors to be taken into account by the agency in assessing an institution's overall capital adequacy. The capital guidelines also provide that an institution's exposure to a decline in the economic value of its capital due to changes in interest rates be considered by the agency as a factor in evaluating a banking organization's capital adequacy.

The FDIC may take various corrective actions against any undercapitalized bank and any bank that fails to submit an acceptable capital restoration plan or fails to implement a plan accepted by the FDIC. These powers include, but are not limited to, requiring the institution to be recapitalized, prohibiting asset growth, restricting interest rates paid, requiring prior approval of capital distributions by any bank holding company that controls the institution, requiring divestiture by the institution of its subsidiaries or by the holding company of the institution itself, requiring new election of directors, and requiring the dismissal of directors and officers. The Bank presently maintains sufficient capital to remain in compliance with these capital requirements.

Dividends

The Company is a legal entity separate and distinct from its banking and other subsidiaries. The majority of the Company's revenues are from dividends paid to the Company by the Bank. The Bank is subject to laws and regulations that limit the amount of dividends it can pay. In addition, both the Company and the Bank are subject to various regulatory restrictions relating to the payment of dividends, including requirements to maintain capital at or above regulatory minimums. Banking regulators have indicated that banking organizations should generally pay dividends only if the organization's net income available to common shareholders over the past year has been sufficient to fully fund the dividends and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition. The Company does not expect that any of these laws, regulations or policies will materially affect the ability of the Bank to pay dividends. During the year ended December 31, 2006, the Bank transferred $2.0 million in dividends to the Company. As of December 31, 2006, the aggregate amount of unrestricted funds which could be transferred from the Bank to the Company, without prior regulatory approval, totaled $11.2 million.

The FDIC has the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. The FDIC has indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice.

Insurance of Accounts

The deposits of the Bank are insured by the FDIC up to the limits set forth under applicable law. The deposits of the Bank are subject to the deposit insurance assessments of the Deposit Insurance Fund (DIF) of the FDIC. The FDIC has implemented a risk-based deposit insurance assessment system for well-capitalized and well-managed banks under which the assessment rate for an insured institution may vary according to regulatory capital levels of the institution and other factors, including supervisory evaluations. In addition, the FDIC has authority to impose special assessments from time to time.

On February 8, 2006, the President signed The Federal Deposit Insurance Reform Act of 2005 (the Reform Act) into law. The Reform Act merged the Bank Insurance Fund and the Savings Association Insurance Fund into the Deposit Insurance Fund, increased the coverage limit for retirement accounts to $250,000, indexed coverage limits for inflation and established a range for designated reserve ratios. The Reform Act also eliminated assessment restrictions on rates and granted the FDIC Board the discretion to price deposit insurance according to risk. The Bank was granted a one-time initial assessment credit to recognize past contributions to the fund.

The FDIC is authorized to prohibit any DIF-insured institution from engaging in any activity that the FDIC determines by regulation or order to pose a serious threat to the respective insurance fund. Also, the FDIC may initiate enforcement actions against banks, after first giving the institution's primary regulatory authority an opportunity to take such action. The FDIC may terminate the deposit insurance of any depository institution if it determines, after a hearing, that the institution has engaged or is engaging in unsafe or unsound practices, is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, order or any condition imposed in writing by the FDIC. It also may suspend deposit insurance temporarily during the hearing process for the permanent termination of insurance, if the institution has no tangible capital. If deposit insurance is terminated, the deposits at the institution at the time of termination, less subsequent withdrawals, shall continue to be insured for a period from six months to two years, as determined by the FDIC. The Company is not aware of any existing circumstances that could result in termination of any of the Bank's deposit insurance.

USA Patriot Act

The USA Patriot Act became effective on October 26, 2001 and provides for the facilitation of information sharing among governmental entities and financial institutions for the purpose of combating terrorism and money laundering. Among other provisions, the USA Patriot Act permits financial institutions, upon providing notice to the United States Treasury, to share information with one another in order to better identify and report to the federal government concerning activities that may involve money laundering or terrorism. The USA Patriot Act is considered a significant banking law in terms of information disclosure regarding certain customer transactions. Although it does create a reporting obligation, the Bank does not expect the USA Patriot Act to materially affect its products, services or other business activities.

Community Reinvestment Act

Under the Community Reinvestment Act and related regulations, depository institutions have an affirmative obligation to assist in meeting the credit needs of their market areas, including low and moderate-income areas, consistent with safe and sound banking practice. The Community Reinvestment Act requires the adoption by each institution of a Community Reinvestment Act statement for each of its market areas describing the depository institution's efforts to assist in its community's credit needs. Depository institutions are periodically examined for compliance with the Community Reinvestment Act and are periodically assigned ratings in this regard. Banking regulators consider a depository institution's Community Reinvestment Act rating when reviewing applications to establish new branches, undertake new lines of business, and/or acquire part or all of another depository institution. An unsatisfactory rating can significantly delay or even prohibit regulatory approval of a proposed transaction by a bank holding company or its depository institution subsidiaries.

Privacy Legislation

Several regulations issued by federal banking agencies also provide protections against the transfer and use of customer information by financial institutions. A financial institution must provide to its customers information regarding its policies and procedures with respect to the handling of customers' personal information. Each institution must conduct an internal risk assessment of its ability to protect customer information. These privacy provisions generally prohibit a financial institution from providing a customer's personal financial information to unaffiliated parties without prior notice and approval from the customer.

Item 1A. Risk Factors

An investment in the Company's common stock involves significant risks. The following risks and uncertainties should be read carefully and considered before deciding to invest in the Company's common stock. These risk factors may adversely affect the Company's financial condition and future earnings. In that event, the trading price of the Company's common stock could decline and you could lose all or a part of your investment. This section should be read together with the other information, including the consolidated financial statements and related notes to the consolidated financial statements included in Item 8 of this Form 10-K.

The Company's business strategy calls for continued growth. The Company may not be able to successfully manage growth or implement growth strategies, which may adversely affect results of operations and financial condition.

During the last five years, the Company has experienced significant growth, and a key aspect of the business strategy is continued growth and expansion. The ability to continue to grow depends, in part, upon the ability to:

- open new branch offices or acquire existing branches or other financial institutions;
- attract deposits to those locations; and
- identify attractive loan and investment opportunities.

The Company may not be able to successfully implement the growth strategy if it is unable to identify attractive markets, locations or opportunities to expand in the future. The ability to manage growth successfully will also depend on whether the Company can maintain capital levels adequate to support the growth, maintain cost controls and asset quality, and successfully integrate any businesses that may be acquired into the organization.

As the Company continues to implement its growth strategies by opening new branch offices or acquiring branches or other banks, increased personnel, occupancy and other operating expenses are expected. In the case of new branch offices, the Company must absorb higher expenses while attempting to generate new deposits. Further, there is a time lag involved in redeploying new deposits into attractively priced loans and other earning assets. Thus, plans to branch could depress earnings in the short term, even if the branching strategy is executed efficiently.

Future success is dependent on the ability to compete effectively in the highly competitive banking industry.

The Company faces vigorous competition from other banks and other financial institutions, including savings and loan associations, savings banks, finance companies and credit unions for deposits, loans and other financial services in its market area. A number of these banks and other financial institutions are significantly larger than the Company and have substantially greater access to capital and other resources, as well as larger lending limits and branch systems, and offer a wider array of banking services. To a limited extent the Company also competes with other providers of financial services, such as money market mutual funds, brokerage firms, insurance companies and governmental organizations which may offer more favorable products and services than the Company. Many of the non-bank competitors are not subject to the same extensive regulations that govern the Company. As a result, the non-bank competitors have advantages over the Company in providing certain services. This competition may reduce or limit margins and market share and may adversely affect the results of operations and financial condition.

The Bank's concentration in loans secured by real estate may increase credit losses, which would negatively affect financial results.

The Bank offers a variety of secured loans, including commercial lines of credit, commercial term loans, real estate, construction, home equity, consumer and other loans. The majority of the loans are secured by real estate (both residential and commercial) in the market area. At December 31, 2006, these loans totaled $344.5 million, or 81.4%, of loans, net of the allowance for loan losses. A major change in the real estate market, such as deterioration in the value of this collateral, or in the local or national economy, could adversely affect customers' ability to pay these loans, which in turn could impact the Bank. Risk of loan defaults and foreclosures are unavoidable in the banking industry, and the Bank tries to limit exposure to this risk by monitoring extensions of credit carefully. The Bank cannot fully eliminate credit risk, and as a result credit losses may occur in the future.

If the Bank's allowance for loan losses becomes inadequate, results of operations may be adversely affected.

The Bank maintains an allowance for loan losses that it believes is a reasonable estimate of known and inherent losses in the loan portfolio. Through a periodic review and consideration of the loan portfolio, management determines the amount of the allowance for loan losses by considering economic conditions, credit quality of the loan portfolio, collateral supporting the loans, performance of customers relative to their financial obligations and the quality of the Bank's loan administration. The amount of future losses is susceptible to changes in economic, operating and other conditions, including changes in interest rates that may be beyond the

Bank's control, and these losses may exceed current estimates. Although the Company believes the allowance for loan losses is a reasonable estimate of known and inherent losses in the loan portfolio, such losses and the adequacy of the allowance for loan losses cannot be fully predicted. Excessive loan losses could have a material impact on financial performance. Earnings may also be negatively impacted by loan growth, which requires additions to the allowance for loan losses.

Federal and state regulators periodically review the allowance for loan losses and may require an increase to the provision for loan losses or recognition of further loan charge-offs, based on judgments different than those of management. Any increase in the amount of provision or loans charged-off as required by these regulatory agencies could have a negative effect on operating results.

The Company may be adversely affected by economic conditions in the market area.

The Company is headquartered in the northern Shenandoah Valley region of Virginia. Because lending is concentrated in this market, the Company will be affected by the general economic conditions in the region. Changes in the economy may influence the growth rate of loans and deposits, the quality of the loan portfolio and loan and deposit pricing. A significant decline in general economic conditions caused by inflation, recession, unemployment or other factors beyond the Company's control would impact these local economic conditions and the demand for banking products and services generally, which could negatively affect the Company's performance and financial condition.

If the Company needs additional capital in the future to continue growth, it may not be able to obtain it on terms that are favorable. This could negatively affect the Company's performance and the value of its common stock.

The Company anticipates that it will be able to support continued growth through the generation of additional deposits at new branch locations as well as investment opportunities. However, additional capital may be needed in the future to support continued growth and to maintain capital levels. The ability to raise capital through the sale of additional securities will depend primarily upon the Company's financial condition and the condition of financial markets at that time. The Company may not be able to obtain additional capital in the amounts or on terms that are satisfactory. The Company's growth may be constrained if it is unable to raise additional capital as needed.

The Company may incur losses if unable to successfully manage interest rate risk.

The Company's profitability will depend substantially upon the spread between the interest rates earned on investments and loans and interest rates paid on deposits and other interest-bearing liabilities. The Bank may pay above-market rates to attract deposits and below-market rates to attract loans. Changes in interest rates, including the shape of the treasury yield curve, will affect the Company's financial performance and condition through the pricing of securities, loans, deposits and borrowings. The Company attempts to minimize exposure to interest rate risk, but will be unable to eliminate it. Our net interest spread will depend on many factors that are partly or entirely outside of the Company's control, including competition, federal economic, monetary and fiscal policies and general economic conditions.

The Company relies heavily on its management team and the unexpected loss of any of those personnel could adversely affect operations; the Company depends on the ability to attract and retain key personnel.

The Company is a customer-focused and relationship-driven organization. We expect future growth to be driven in a large part by the relationships maintained with our customers by our senior officers. We have entered into employment agreements with Harry S. Smith, Dennis A Dysart, J. Andrew Hershey, M. Shane Bell, Marshall J. Beverley, Jr. and W. Blakeley Curtis. These employees are key officers who oversee major functional areas of the Company. The existence of such agreements, however, does not necessarily assure that we will be able to continue to retain their services. The unexpected loss of key officers could have a material adverse affect on our business and possibly result in reduced revenues and earnings.

The implementation of the business strategy will also require the Company to continue to attract, hire, motivate and retain skilled personnel to develop new customer relationships as well as new financial products and services. Many experienced banking professionals employed by the Company's competitors are covered by agreements not to compete or solicit existing customers if they were to leave their current employment. These agreements make the recruitment of these professionals difficult. The market for these people is competitive, and the Company cannot guarantee that it will be successful in attracting, hiring, motivating or retaining them.

The Company's profitability and the value of an investment in the Company may suffer because of rapid and unpredictable changes in the highly regulated environment.

The Company is subject to extensive supervision by several governmental regulatory agencies at the federal and state levels. Recently enacted, proposed and future banking legislation and regulations have had, and will continue to have, or may have a significant impact on the financial services industry. These regulations, which are intended to protect depositors and not the shareholders, and the interpretation and application of them by federal and state regulators, are beyond the Company's control, may change rapidly and unpredictably and can be expected to influence earnings and growth. The Company's success depends on the continued ability to maintain compliance with these regulations. Some of these regulations may increase costs and thus place other financial institutions that are not subject to similar regulations in stronger, more favorable competitive positions.

There is a limited trading market for the Company's common stock; it may be difficult to sell shares after they have been purchased.

Shares of the Company's common stock are traded on the over-the-counter (OTC) market and quoted in the OTC Bulletin Board under the symbol "FXNC." The volume of trading activity in the stock is relatively limited. Even if a more active market develops, there can be no assurance that such market will continue, or that shares will be able to be sold at or above the investment price. The lack of liquidity of the investment in the common shares should be carefully considered when making an investment decision.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 2. Properties

The following describes the location and general character of the principal offices of the Company.

The Company owns the headquarters building located at 112 West King Street, in Strasburg, Virginia. This location also serves as the Strasburg Financial Center, which primarily serves the banking needs of northern Shenandoah County customers. This three story building also houses the administrative personnel of the Company, including human resources, marketing, financial accounting and operations. Financial centers provide full service banking, including loan, deposit, investment, trust and asset management services, while the bank branches primarily focus on depository and consumer lending functions. The following table provides the name, location, year opened and type of the Company's locations:

Name	Location	Year Opened	Type	Owned/Leased
Strasburg Financial Center	112 West King Street Strasburg, Virginia	1927	Financial Center	Owned
Front Royal Express	508 North Commerce Avenue Front Royal, Virginia	1985	Branch	Leased
Kernstown	3143 Valley Pike Winchester, Virginia	1994	Branch	Owned
South Woodstock	860 South Main Street Woodstock, Virginia	1995	Branch	Owned
North Loudoun	661 North Loudoun Street Winchester, Virginia	1998	Branch	Owned
North Woodstock	496 North Main Street Woodstock, Virginia	1999	Branch	Leased
Front Royal Financial Center	1717 Shenandoah Avenue Front Royal, Virginia	2002	Financial Center	Owned
Winchester Financial Center	1835 Valley Avenue Winchester, Virginia	2003	Financial Center	Owned
Mount Jackson Financial Center	5304 Main Street Mount Jackson, Virginia	2004	Financial Center	Owned
Sherando Financial Center	695 Fairfax Pike Stephens City, Virginia	2006	Financial Center	Owned

Name	Location	Year Opened	Type	Owned/Leased
Winchester West Financial Center	208 Crock Wells Mill Drive Winchester, Virginia	2006	Financial Center	Owned

Rental expense for the leased locations totaled $34 thousand for the year ended December 31, 2006. The lease for the Front Royal Express property expires on April 30, 2007, with a six-month renewal option. The lease for the North Woodstock property expires on May 31, 2016, without a renewal option.

All of the Company's properties are in good operating condition and are adequate for the Company's present and future needs.

Item 3. Legal Proceedings

There are no material pending legal proceedings to which the Company is a party or to which the property of the Company is subject.

Item 4. Submission of Matters to a Vote of Security Holders

No matters were submitted to a vote of security holders of the Company during the fourth quarter of the fiscal year covered by this report through a solicitation of proxies or otherwise.

Part II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Prices and Dividends

Shares of the common stock of the Company are traded on the over-the-counter (OTC) market and quoted in the OTC Bulletin Board under the symbol "FXNC." As of March 19, 2007, the Company had approximately 689 shareholders of record and at least 478 additional beneficial owners of shares of common stock.

Following are the high and low prices of sales of common stock known to the Company, along with the dividends that were paid quarterly in 2006 and 2005.

Market Prices and Dividends (1)

	Sales Price ($)		Dividends ($) (2)
	High	Low	
2005:			
1st quarter	23.25	20.40	0.11
2nd quarter	26.00	21.63	0.11
3rd quarter	26.75	25.45	0.11
4th quarter	28.00	25.10	0.12
2006:			
1st quarter	28.00	25.00	0.12
2nd quarter	28.00	26.60	0.12
3rd quarter	28.75	26.50	0.12
4th quarter	28.00	26.25	0.13

(1) The amounts that are in the Market Price and Dividends table have been retroactively restated to reflect the Company's two-for-one stock split declared March 16, 2005 and payable on April 29, 2005 to shareholders of record as of March 30, 2005.

(2) The Company increased its dividend to $0.49 per share in 2006, which represented a dividend payout ratio of 24.65%. The dividend per share and dividend payout ratio in 2005 was $0.45 and 24.41%, respectively. The dividend payout ratio is computed by dividing aggregate cash dividends by net income.

Dividend Policy

The Company's future dividend policy is subject to the discretion of its Board of Directors and will depend upon a number of factors, including future earnings, financial condition, liquidity and capital requirements of both the Company and the Bank, applicable governmental regulations and policies and other factors deemed relevant by its Board of Directors.

The Company is organized under the Virginia Stock Corporation Act, which prohibits the payment of a dividend if, after giving it effect, the corporation would not be able to pay its debts as they become due in the usual course of business or if the corporation's total assets would be less than the sum of its total liabilities plus the amount that would be needed, if the corporation were to be dissolved, to satisfy the preferential rights upon dissolution of any preferred shareholders.

The Company is a legal entity separate and distinct from its subsidiaries. Its ability to distribute cash dividends will depend primarily on the ability of the Bank to pay dividends to it, and the Bank is subject to laws and regulations that limit the amount of dividends that it can pay. As a state member bank, the Bank is subject to certain restrictions imposed by the reserve and capital requirements of federal and Virginia banking statutes and regulations. Under Virginia law, a bank may not declare a dividend in excess of its undivided profits. Additionally, the Bank may not declare a dividend if the total amount of all dividends, including the proposed dividend, declared by it in any calendar year exceeds the total of its retained net income of that year to date, combined with its retained net income of the two preceding years, unless the dividend is approved by the Federal Reserve.

The Federal Reserve and the state of Virginia have the general authority to limit the dividends paid by insured banks if the payment is deemed an unsafe and unsound practice. Both the state of Virginia and the Federal Reserve have indicated that paying dividends that deplete a bank's capital base to an inadequate level would be an unsound and unsafe banking practice. Under the Federal Reserve's regulations, the Bank may not declare or pay any dividend in excess of its net income for the current year plus any retained net income from the prior two calendar years. The Bank may also not declare or pay a dividend without the approval of its board and two-thirds of its shareholders if the dividend would exceed its undivided profits, as reported to the Federal Reserve.

In addition, the Company is subject to certain regulatory requirements to maintain capital at or above regulatory minimums. These regulatory requirements regarding capital affect its dividend policies. The Federal Reserve has indicated that a bank holding company should generally pay dividends only if its net income available to common shareholders over the past year has been sufficient to fully fund the dividends, and the prospective rate of earnings retention appears consistent with the organization's capital needs, asset quality and overall financial condition.

Stock Repurchases

The Company did not repurchase any shares of its common stock during the fourth quarter of 2006.

Stock Performance Graph

The following graph compares the cumulative total return to the shareholders of the Company for the last five fiscal years with the total return on the S&P 500, NASDAQ-Total U.S. and the SNL Bank Index < $500M, assuming an investment of $100 in shares of Common Stock on December 31, 2001, and the reinvestment of dividends.


Total Return Performance
First National Corporation
NASDAQ Composite
SNL Bank < $500M Index
Index Value
400
350
300
250
200
150
100
50
12/31/01
12/31/02
12/31/03
12/31/04
12/31/05
12/31/06

	Period Ending					
Index	**12/31/01**	**12/31/02**	**12/31/03**	**12/31/04**	**12/31/05**	**12/31/06**
First National Corporation	$ 100.00	$ 123.76	$ 211.89	$ 271.33	$ 355.83	$ 361.70
NASDAQ Composite	100.00	68.76	103.67	113.16	115.57	127.58
SNL Bank < $500M Index	100.00	128.07	186.94	215.79	228.47	240.01

Item 6. Selected Financial Data

The following is selected financial data for the Company for the last five years. This information has been derived from audited financial information included in Item 8 of this Form 10-K.

	Years Ended December 31, *(in thousands except ratios and per share amounts)*				
	2006	2005	2004	2003	2002
Results of Operations					
Interest and dividend income	$ 32,947	$ 26,013	$ 20,520	$ 17,738	$ 17,058
Interest expense	15,392	9,786	7,220	6,769	7,653
Net interest income	17,555	16,227	13,300	10,969	9,405
Provision for loan losses	378	838	810	705	405
Net interest income after provision for loan losses	17,177	15,389	12,490	10,264	9,000
Noninterest income	5,170	4,371	4,431	3,625	2,545
Noninterest expense	13,783	11,834	10,783	9,085	7,219
Income before income taxes	8,564	7,926	6,138	4,804	4,326
Income taxes	2,766	2,537	1,932	1,503	1,347
Net income	$ 5,798	$ 5,389	$ 4,206	$ 3,301	$ 2,979
Key Performance Ratios					
Return on average assets	1.15%	1.22%	1.12%	1.05%	1.09%
Return on average equity	18.49%	19.48%	17.01%	14.37%	12.99%
Net interest margin	3.74%	3.96%	3.84%	3.83%	3.75%
Efficiency ratio(1)	59.95%	56.26%	59.89%	61.57%	60.30%
Dividend payout	24.65%	24.41%	28.51%	34.11%	36.60%
Per Share Data(2)					
Net income, basic and diluted	$ 1.99	$ 1.84	$ 1.44	$ 1.11	$ 0.95
Cash dividends	0.49	0.45	0.41	0.39	0.35
Book value at period end	11.14	10.06	8.93	8.04	7.68
Financial Condition					
Assets	$ 527,944	$ 474,988	$ 408,825	$ 343,650	$ 295,936
Loans, net	423,151	374,322	320,197	245,591	210,441
Securities	60,340	71,078	63,366	70,895	54,485
Deposits	435,044	377,657	320,945	277,828	243,012
Shareholders' equity	32,555	29,391	26,100	23,503	24,254
Average shares outstanding, diluted(2)	2,917	2,923	2,924	2,960	3,160
Capital Ratios					
Leverage	8.76%	8.20%	8.44%	7.77%	7.88%
Risk-based capital ratios:					
Tier 1 capital	10.43%	9.68%	10.37%	9.90%	10.43%
Total capital	11.34%	10.59%	11.25%	10.88%	11.42%

(1) The efficiency ratio is computed by dividing non-interest expense by the sum of net interest income on a tax equivalent basis and non-interest income excluding securities gains and losses. This is a non-GAAP financial measure that the Company believes provides investors with important information regarding operational efficiency. Such information is not prepared in accordance with U.S. generally accepted accounting principles (GAAP) and should not be construed as such. Net interest income on a tax equivalent basis was $17,824, $16,529, $13,572, $11,201 and $9,598 for 2006, 2005, 2004, 2003 and 2002, respectively. Non-interest income excluding securities gains and losses was $5,168, $4,511, $4,431, $3,556 and $2,373 for 2006, 2005, 2004, 2003 and 2002, respectively. Management believes such financial information is meaningful to the reader in understanding operating performance, but cautions that such information not be viewed as a substitute for GAAP. The Company, in referring to its net income, is referring to income under generally accepted accounting principles, or "GAAP." See "Non-GAAP Financial Measures" included in Item 7 of this Form 10-K.

(2) Amounts have been restated to reflect a two-for-one stock split that was declared on March 16, 2005 and payable on April 29, 2005 to shareholders of record as of March 30, 2005 and a two-for-one stock split that was declared on April 16, 2003 and payable on May 30, 2003 to shareholders of record as of April 30, 2003.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of the financial condition and results of operations of the Company for the years ended December 31, 2006, 2005 and 2004 should be read in conjunction with the consolidated financial statements and related notes to the consolidated financial statements included in Item 8 of this Form 10-K.

Executive Overview

First National Corporation (the Company) is the financial holding company of First Bank (the Bank), First National (VA) Statutory Trust I (Trust I), First National (VA) Statutory Trust II (Trust II) and First National (VA) Statutory Trust III (Trust III). The Trusts were formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities. The Bank owns First Bank Financial Services, Inc., which invests in partnerships that provide title insurance and investment services.

The Bank offers loan, deposit, trust and investment products and services through 11 offices, 29 ATMs and its website, www.firstbank-va.com, for both individuals and businesses. Customers include individuals, small and medium-sized businesses and governmental entities in the northern Shenandoah Valley region of Virginia.

The Company's primary source of revenue is from net interest income earned by the Bank. Net interest income is the difference between interest income and interest expense. Interest income is determined by the amount of interest-earning assets outstanding during the period and the interest rates earned on those assets. The Bank's interest expense is a function of the amount of interest-bearing liabilities outstanding during the period and the interest rates paid. In addition to net interest income, noninterest income is another important source of revenue for the Company. Noninterest income is derived primarily from service charges on deposit accounts and fees earned from bank services. The Bank generates fee income from services that include investment and trust services and through the origination and sale of residential mortgages. Other factors that impact net income are the provision for loan losses and noninterest expense.

For the year ended December 31, 2006, net income was $5.8 million, an increase of $409 thousand or 7.6% compared to $5.4 million in 2005. The increase in earnings resulted from an 8.2% increase in net interest income, a 54.9% decrease in the provision for loan losses and an 18.3% increase in noninterest income, offset by a 16.5% increase in noninterest expense when comparing 2006 to 2005. Net income per share, basic and diluted, increased $0.15 to $1.99 for the year ended December 31, 2006 from $1.84 for 2005. The return on average assets was 1.15% for 2006, compared to 1.22% for 2005, and the return on average equity was 18.49% for 2006 compared to 19.48% for 2005.

Net interest income increased in 2006, compared to 2005, as a result of growth in average interest-earning assets. The increase in noninterest income was primarily a result of increased fee income generated from other customer services, including trust and asset management services, check card fees and brokerage services. Noninterest expenses increased in 2006 compared to 2005 due to an increase in salaries and employee benefits and increases in other operating expenses as a result of expansion of the retail branch network.

During 2006, total assets increased 11.1%, or $53.0 million, to $527.9 million at December 31, 2006 from $475.0 million at December 31, 2005. Asset growth occurred primarily in the loan portfolio where loans, net of the allowance for loan losses, increased 13.2% or $49.4 million to $423.2 million at December 31, 2006 from $374.3 million at December 31, 2005. Asset growth was funded by deposits that increased $57.3 million or 15.2% to $435.0 million at December 31, 2006 from $377.7 million at December 31, 2005.

The Company experienced net interest margin compression during 2006 as a result of increased competition for deposits, price sensitive deposit customers and the inverted treasury yield curve that created higher short-term rates. The combination of these factors created an unfavorable shift in the funding mix and an increased cost of funds. The net interest margin decreased 22 basis points to 3.74% for 2006, compared to 3.96% for 2005. For the fourth quarter of 2006, the net interest margin was 3.55%. The Company expects the net interest margin to stabilize during 2007 as a result of the anticipated re-pricing of higher rate interest-bearing liabilities, which include certain time deposits that will mature during the first quarter of 2007 and lower rate loans that mature throughout the year. However, the ability to attract lower cost funds, including noninterest-bearing deposits, and the shape of the treasury yield curve will have a significant impact on future increases or decreases in net interest income.

Another factor that impacts net income is the provision for loan losses. The provision is determined by asset quality, net charge-offs, loan growth and economic conditions. Economic conditions, which may not be as favorable in the near future, have a direct correlation with asset quality, net charge-offs and ultimately the required provision for loan losses. Noninterest income and noninterest expense are the other factors that impact net income. The Company does not anticipate noninterest income to continue increasing in future periods at recent growth rates, primarily due to the rapid growth of trust and asset management fee income since the department's initial year of operation in 2005. Noninterest expense is not expected to increase at recent growth rates as the

Company plans to slow the expansion of the retail banking network as part of efforts to maintain earnings per share growth during periods of lower net interest margins.

Cautionary Statement Regarding Forward-Looking Statements

The Company makes forward-looking statements in this Form 10-K that are subject to risks and uncertainties. These forward-looking statements include statements regarding profitability, liquidity, allowance for loan losses, interest rate sensitivity, market risk, growth strategy and financial and other goals. The words "believes," "expects," "may," "will," "should," "projects," "contemplates," "anticipates," "forecasts," "intends," or other similar words or terms are intended to identify forward-looking statements. These forward-looking statements are subject to significant uncertainties because they are based upon or are affected by factors including:

- the ability to successfully manage growth or implement growth strategies if the Company is unable to identify attractive markets, locations or opportunities to expand in the future;
- competition with other banks and financial institutions, and companies outside of the banking industry, including those companies that have substantially greater access to capital and other resources;
- successful management of credit risk including certain concentrations in loans secured by real estate;
- risks inherent in the loan portfolio such as repayment risks, fluctuating collateral values and concentrations;
- the adequacy of the allowance for loan losses related to changes in general economic and business conditions in the market area;
- maintaining capital levels adequate to support growth;
- the successful management of interest rate risk;
- reliance on the management team, including the ability to attract and retain key personnel;
- changes in banking and other laws and regulations applicable to the Company;
- problems with technology utilized by the Company;
- changing trends in customer profiles and behavior;
- demand, development and acceptance of new products and services; and
- other factors identified in Item 1A, "Risk Factors", above.

Because of these uncertainties, actual future results may be materially different from the results indicated by these forward-looking statements. In addition, past results of operations do not necessarily indicate future results.

Non-GAAP Financial Measures

This report refers to the efficiency ratio, which is computed by dividing noninterest expense by the sum of net interest income on a tax-equivalent basis and noninterest income excluding securities gains and losses. This is a non-GAAP financial measure that the Company believes provides investors with important information regarding operational efficiency. Such information is not prepared in accordance with U.S. generally accepted accounting principles (GAAP) and should not be construed as such. Management believes, however, such financial information is meaningful to the reader in understanding operating performance, but cautions that such information not be viewed as a substitute for GAAP. The Company, in referring to its net income, is referring to income under GAAP. The components of the efficiency ratio calculation are summarized in the table below.

Efficiency Ratio
(in thousands)

	2006	2005
Noninterest expense	$ 13,783	$ 11,834
Tax-equivalent net interest income	$ 17,824	$ 16,529
Noninterest income	5,170	4,371
Less: securities gains (losses)	3	(140)
	$ 22,991	$ 21,040
Efficiency ratio	59.95%	56.26%

The net interest margin is calculated by dividing tax equivalent net interest income by total average earning assets. Because a portion of interest income earned by the Company is nontaxable, the tax equivalent net interest income is considered in the calculation of this ratio. Tax equivalent net interest income is calculated by adding the tax benefit realized from interest income that is nontaxable to total interest income then subtracting total interest expense. The tax rate utilized in calculating the tax benefit for each of 2006 and 2005 is 34%. The reconciliation of tax equivalent net interest income, which is not a measurement under GAAP, to net interest income, is reflected in the table below.

Reconciliation of Net Interest Income to Tax-Equivalent Net Interest Income

(in thousands)

	2006	2005
GAAP measures:		
Interest income - loans	$ 29,678	$ 23,284
Interest income - investments and other	3,269	2,729
Interest expense - deposits	11,638	7,091
Interest expense - other borrowings	2,744	2,048
Interest expense - other	1,010	647
Total net interest income	$ 17,555	$ 16,227
Non-GAAP measures:		
Tax benefit realized on non-taxable interest income - loans	$ 54	$ 93
Tax benefit realized on non-taxable interest income - municipal securities	215	209
Total tax benefit realized on non-taxable interest income	$ 269	$ 302
Total tax-equivalent net interest income	$ 17,824	$ 16,529

Critical Accounting Policies

General

The Company's financial statements and related notes are prepared in accordance with GAAP. The financial information contained within the statements is, to a significant extent, financial information that is based on measures of the financial effects of transactions and events that have already occurred. A variety of factors could affect the ultimate value that is obtained either when earning income, recognizing an expense, recovering an asset or relieving a liability. The Bank uses historical loss factors as one factor in determining the inherent loss that may be present in the loan portfolio. Actual losses could differ significantly from the historical factors used. In addition, GAAP itself may change from one previously acceptable method to another. Although the economics of transactions would be the same, the timing of events that would impact transactions could change. For further information about the Bank's loans and the allowance for loan losses, see Notes 3 and 4 to the consolidated financial statements, included in Item 8 of this Form 10-K.

Presented below is a discussion of those accounting policies that management believes are the most important ("Critical Accounting Policies") to the portrayal and understanding of the Bank's financial condition and results of operations. The Critical Accounting Policies require management's most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of materially different financial condition or results of operations is a reasonable likelihood.

Allowance for loan losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on three basic principles of accounting: (i) Statement of Financial Accounting Standards (SFAS) No. 5, "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable, (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance and (iii) U.S. Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 102, "Selected Loan Loss Allowance Methodology and Documentation Issues," which requires adequate documentation to support the allowance for loan losses estimate.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The Bank's allowance for loan losses has two basic components: the specific allowance and the general allowance. Both of these components are determined based upon estimates that can and do change when the actual events occur. The allowance for loan losses is comprised of the sum of the specific allowance and the general allowance.
The specific allowance is typically used to individually allocate an allowance for larger balance, commercial, non-homogeneous loans. The specific allowance uses various techniques to arrive at an estimate of loss. First, analysis of the borrower's overall financial condition, resources and payment record; the prospects for support from financial guarantors; and the fair market value of collateral, net of selling costs are used to estimate the probability and severity of inherent losses. Second, historical default rates and loss severities, internal risk ratings, industry and market conditions and trends, and other environmental factors are considered. The use of these values is inherently subjective and actual losses could differ from the estimates.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value (net of selling costs), and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair value of the collateral, net of selling costs, if the loan repayment is collateral dependent. The Bank does not separately identify individual consumer and residential loans for impairment disclosures.

The general allowance is used for estimating the loss on pools of smaller-balance, homogeneous loans; including residential mortgage loans, installment loans, other consumer loans, and outstanding loan commitments. This formula is also used for the remaining pool of larger balance, non-homogeneous loans, which were not allocated a specific allowance upon impairment review. The general allowance begins with estimates of probable losses inherent in the homogeneous portfolio based upon various statistical analyses. These include analysis of historical delinquency and loss experience over a five-year period, together with analyses that reflect current economic trends and conditions. The general allowance uses a historical loss view as an indicator of future losses. As a result, even though this history is regularly updated with the most recent loss information, it could differ from the loss incurred in the future.

Lending Policies

General

The principal risk associated with each of the categories of loans in the Bank's portfolio is the creditworthiness of its borrowers. Within each category, such risk is increased or decreased, depending on prevailing economic conditions. The risk associated with real estate mortgage loans, commercial and consumer loans varies, based on economic conditions, fluctuations in the value of real estate and other conditions that affect the ability of borrowers to repay indebtedness. The risk associated with real estate construction loans varies, based on the supply and demand for the type of real estate under construction.

In an effort to manage the risk, the Bank's policy gives loan amount approval limits to individual loan officers based on their position and level of experience. The Bank's Board of Directors and its Loan Committee approves all loan relationships greater than $1.5 million. The President & CEO and the Executive Vice President - Loan Administration can combine their lending limits to approve loan relationships up to $1.5 million. All loan relationships greater than $750 thousand are reported to the Board or its Loan Committee. The Loan Committee consists of five non-management directors and the President & CEO. The Committee approves the Bank's Loan Policy and reviews loans that have been charged-off. It also reviews the allowance for loan loss adequacy calculation as well as the loan watch list and other management reports. The Committee meets on a monthly basis and the Chairman of the Committee then reports to the Board of Directors.

Residential loan originations are primarily generated by the Bank's loan officer solicitations, referrals by real estate professionals, and customers. Commercial real estate loan originations are obtained through broker referrals, direct solicitation of developers and continued business from customers. All completed loan applications are reviewed by the Bank's loan officers. As part of the application process, information is obtained concerning the income, financial condition, employment and credit history of the applicant. If commercial real estate is involved, information is also obtained concerning cash flow available for debt service. Loan quality is analyzed based on the Bank's experience and credit underwriting guidelines as well as the guidelines issued by the purchasers of loans, depending on the type of loan involved. Real estate collateral is appraised by independent fee appraisers who have been pre-approved by the Executive Vice President - Loan Administration.

In the normal course of business, the Bank makes various commitments and incurs certain contingent liabilities which are disclosed but not reflected in its financial statements, including commitments to extend credit. At December 31, 2006, commitments to extend credit, stand-by letters of credit and rate lock commitments totaled $77.9 million.

Commercial Business Lending

Commercial business loans generally have a higher degree of risk than loans secured by real estate, but typically have higher yields. Commercial business loans typically are made on the basis of the borrower's ability to make repayment from cash flow from its business and are secured by business assets, such as accounts receivable, equipment and inventory. As a result, the availability of funds for the repayment of commercial business loans is substantially dependent on the success of the business itself. Furthermore, the collateral for commercial business loans may depreciate over time and generally cannot be appraised with as much precision as residential real estate. To manage these risks, the Bank generally obtains appropriate collateral and personal guarantees from the borrower's principal owners and monitors the financial condition of its business borrowers. At December 31, 2006, commercial loans not secured by real estate totaled $50.9 million, or 11.9% of the total loan portfolio, as compared to $41.1 million, or 10.9% at December 31, 2005.

Commercial Real Estate Lending

Commercial real estate loans are secured by various types of commercial real estate typically in the Bank's market area, including multi-family residential buildings, commercial buildings and offices, hotels, small shopping centers, farms and churches. At December 31, 2006, commercial real estate loans aggregated $171.3 million, or 40.1% of the Bank's gross loans, as compared to $151.0 million, or 40.0% at December 31, 2005. In its underwriting of commercial real estate, the Bank may lend, under federal regulation, up to 85% of the secured property's appraised value, although the Bank's loan to original appraised value ratio on such properties is typically 80% or less. Commercial real estate lending entails significant additional risk, compared with residential mortgage lending. Commercial real estate loans typically involve larger loan balances concentrated with single borrowers or groups of related borrowers. Additionally, the payment experience on loans secured by income producing properties is typically dependent on the successful operation of a business or a real estate project and thus may be subject, to a greater extent, to adverse conditions in the real estate market or in the economy, in general. The Bank's commercial real estate loan underwriting criteria require an examination of debt service coverage ratios, the borrower's creditworthiness, prior credit history and reputation. The Bank typically requires personal guarantees of the borrowers' principal owners and carefully evaluates the location and environmental condition of the real estate collateral.

Construction Lending

The Bank makes local construction loans, including residential and land acquisition and development loans. These loans are secured by the property under construction and the underlying land for which the loan was obtained. Construction and land development loans outstanding at December 31, 2006 and 2005 were $60.9 million, or 14.3% of gross loans, and $49.7 million, or 13.2% of gross loans, respectively. The majority of these loans have an average life of approximately one year and reprice monthly as key rates change. Construction lending entails significant additional risks, compared with residential mortgage lending. Construction loans often involve larger loan balances concentrated with single borrowers or groups of related borrowers. Another risk involved in construction lending is attributable to the fact that loan funds are advanced upon the security of the land or property under construction, which value is estimated prior to the completion of construction. Thus, it is more difficult to evaluate accurately the total loan funds required to complete a project and related loan-to-value ratios. To mitigate the risks associated with construction lending, the Bank generally limits loan amounts to 80% of appraised value, in addition to analyzing the creditworthiness of its borrowers. The Bank typically obtains a first lien on the property as security for its construction loans, typically requires personal guarantees from the borrower's principal owners, and monitors the progress of the construction project during the draw period.

Residential Real Estate Lending

Residential lending activity may be generated by the Bank's loan officer solicitations, referrals by real estate professionals and existing or new bank customers. Loan applications are taken by a Bank loan officer. As part of the application process, information is gathered concerning income, employment and credit history of the applicant. Residential mortgage loans generally are made on the basis of the borrower's ability to make repayment from employment and other income and are secured by real estate whose value tends to be readily ascertainable. In addition to the Bank's underwriting standards, loan quality may be analyzed based on guidelines issued by a secondary market investor. The valuation of residential collateral is provided by independent fee appraisers who have been approved by the Bank's Executive Vice President -Loan Administration.

Typically, the Bank originates fixed rate mortgage loans with the intent to sell to correspondent lenders. Depending on the financial goals of the Company, the Bank occasionally originates and retains these loans. At December 31, 2006, $112.3 million, or 26.3%, of the Bank's loan portfolio consisted of one-to-four family loans secured by residential real estate, as compared to $99.4 million, or 26.3%, at December 31, 2005.

In connection with residential real estate loans, the Bank requires title insurance, hazard insurance and, if required, flood insurance. Flood determination letters with life of loan tracking are obtained on all federally related transactions with improvements serving as security for the transaction. The Bank does require escrows for real estate taxes and insurance for secondary market loans.

Consumer Lending

The Bank offers various secured and unsecured consumer loans, including unsecured personal loans and lines of credit, automobile loans, deposit account loans, installment and demand loans, and credit card loans. At December 31, 2006, consumer loans including deposit overdraft balances totaled $24.7 million, or 5.8% of gross loans, as compared to $29.6 million, or 7.8%, at December 31, 2005.

Consumer loans may entail greater risk than residential mortgage loans, particularly in the case of consumer loans which are unsecured, such as lines of credit, or secured by rapidly depreciable assets such as automobiles. In such cases, any repossessed collateral for a defaulted consumer loan may not provide an adequate source of repayment of the outstanding loan balance as a result of the greater likelihood of damage, loss or depreciation. Consumer loan collections are dependent on the borrower's continuing financial stability, and thus are more likely to be adversely affected by job loss, divorce, illness or personal bankruptcy. Furthermore, the application of various federal and state laws, including federal and state bankruptcy and insolvency laws, may limit the amount which can be recovered on such loans.

The underwriting standards employed by the Bank for consumer loans include a determination of the applicant's payment history on other debts and an assessment of ability to meet existing obligations and payments on a proposed loan. The stability of the applicant's monthly income may be determined by verification of gross monthly income from primary employment, and additionally from any verifiable secondary income. Although creditworthiness of the applicant is of primary consideration, the underwriting process also includes an analysis of the value of the collateral in relation to the proposed loan amount.

Results of Operations

General

Net interest income represents the primary source of earnings for the Company. Net interest income equals the amount by which interest income on earning assets, predominately loans and securities, exceeds interest expense on interest-bearing liabilities, including deposits, other borrowings and trust preferred securities. Changes in the volume and mix of interest-earning assets and interest-bearing liabilities, as well as their respective yields and rates, are the components that impact the level of net interest income. The net interest margin is calculated by dividing tax-equivalent net interest income by average earning assets. The provision for loan losses, noninterest income and noninterest expense are the other components that determine net income. Noninterest income and expense primarily consists of income from service charges on deposit accounts; fees charged for other customer services; gains and losses from the sale of assets, including loans held for sale, securities, and premises and equipment; general and administrative expenses; and income tax expense.

For the year ended December 31, 2006, net income increased 7.6% to $5.8 million from $5.4 million for 2005. This increase was attributable to an 8.2% increase in net interest income, a 54.9% decrease in the provision for loan losses and an 18.3% increase in noninterest income, offset by a 16.5% increase in noninterest expense when comparing the periods. For the year ended December 31, 2005, net income increased 28.1% from $4.2 million in 2004. The increase in earnings was primarily the result of a 22.0% increase in net interest income, offset by a 1.4% decrease in noninterest income and a 9.7% increase in noninterest expense when comparing 2005 to 2004.

The Company anticipates that moderate balance sheet growth and re-pricing of loans and deposits will provide opportunities for earnings growth in 2007. Net interest income is expected to increase in future periods from balance sheet growth and a stable net interest margin. The Company has expanded the retail banking network by opening two branch offices in 2006. This expansion has increased noninterest expense during the year, but the Company does not expect noninterest expense to continue increasing at the same pace as recent periods as the Company plans to slow the expansion of the retail banking network as part of efforts to maintain earnings per share growth during periods of lower net interest margins.

Net Interest Income

Net interest income was $17.6 million for the year ended December 31, 2006, which is an increase of $1.4 million or 8.2% over $16.2 million reported for the same period in 2005. Growth in average earning assets, predominantly in the loan portfolio, was offset by a decline in the net interest margin. Average earning assets increased 14.4%, or $60.0 million, when comparing the periods. The net interest margin for 2006 was 3.74%, a 22 basis point decrease when compared to 3.96% for 2005. The decline in the net interest margin was attributable to increased competition for deposits, price sensitive deposit customers and the inverted treasury yield curve that created high short-term market rates. The combination of these factors created an unfavorable shift in the Company's funding mix and an increased cost of funds. In 2005, net interest income increased $2.9 million, or 22.0%, from $13.3 million in 2004.

The net interest margin was 3.74% in 2006, 3.96% in 2005, and 3.84% in 2004. Interest income as a percent of average earning assets was 6.96% in 2006, 6.31% in 2005 and 5.88% in 2004. Interest expense as a percent of average interest-bearing liabilities was 3.94% in 2006, 2.94% in 2005 and 2.55% in 2004. The interest rate spread was 3.02% in 2006, 3.37% in 2005 and 3.33% in 2004. The Company does not anticipate significant changes in net interest income resulting from key interest rate changes during the next 12 months based on the interest rate sensitivity analysis included in Item 7A (Quantitative and Qualitative Disclosures About Market Risk) below. The net interest margin in the fourth quarter of 2006 was 3.55%. The Company does not expect the negative trend in the net interest margin to continue based on the anticipated re-pricing of higher cost deposits and lower earning assets. However, future increases or decreases in net interest income will be determined by the Company's ability to maintain or improve the net interest margin and the growth of earning assets.

The following table provides information on average earning assets and interest-bearing liabilities for the years ended December 31, 2006, 2005 and 2004, as well as amounts and rates of tax equivalent interest earned and interest paid. The volume and rate analysis table analyzes the changes in net interest income for the periods broken down by their rate and volume components.

Average Balances, Income and Expense, Yields and Rates

(dollars in thousands)

Years Ending December 31,

Assets	2006 Average Balance	2006 Interest Income/ Expense	2006 Yield/ Rate	2005 Average Balance	2005 Interest Income/ Expense	2005 Yield/ Rate	2004 Average Balance	2004 Interest Income/ Expense	2004 Yield/ Rate
Interest-bearing deposits in other banks	$ 2,046	$ 111	5.45%	$ 759	$ 78	10.32%	$ 1,160	$ 33	2.85%
Securities:									
Taxable	57,984	2,687	4.63%	53,667	2,221	4.14%	53,762	2,185	4.07%
Tax-exempt (1)	8,862	641	7.23%	9,699	620	6.39%	9,266	598	6.45%
Total securities	66,846	3,328	4.98%	63,366	2,841	4.48%	63,028	2,783	4.42%
Loans: (2)									
Taxable	404,777	29,574	7.31%	349,140	23,156	6.63%	284,351	17,735	6.24%
Tax-exempt (1)	2,493	158	6.32%	3,299	221	6.70%	3,375	212	6.28%
Total loans	407,270	29,732	7.30%	352,439	23,377	6.63%	287,726	17,947	6.24%
Federal funds sold	898	45	4.99%	540	19	3.58%	1,890	29	1.52%
Total earning assets	477,060	33,216	6.96%	417,104	26,315	6.31%	353,804	20,792	5.88%
Less: allowance for loan losses	(3,770)			(3,218)			(2,756)		
Total nonearning assets	30,838			26,901			24,292		
Total assets	$ 504,128			$ 440,787			$ 375,340		
Liabilities and Shareholders' Equity									
Interest-bearing deposits:									
Checking	$ 53,806	$ 1,362	2.53%	$ 63,108	$ 1,185	1.88%	$ 64,599	$ 849	1.31%
Money market accounts	11,144	197	1.77%	13,688	179	1.31%	11,231	85	0.76%
Savings accounts	79,613	2,649	3.33%	66,138	1,385	2.09%	47,551	432	0.91%
Certificates of deposit:									
Less than $100,000	90,618	3,623	4.00%	75,912	2,432	3.21%	71,446	2,284	3.20%
Greater than $100,000	83,334	3,807	4.57%	53,986	1,910	3.54%	39,861	1,298	3.26%
Total interest-bearing deposits	318,515	11,638	3.65%	272,832	7,091	2.60%	234,688	4,948	2.11%
Federal funds purchased	4,493	246	5.47%	3,872	152	3.94%	2,290	38	1.67%
Company obligated mandatorily redeemable capital securities	9,988	764	7.65%	8,248	495	6.00%	5,882	261	4.43%
Other borrowings	56,979	2,744	4.82%	48,418	2,048	4.23%	40,891	1,973	4.82%
Total interest-bearing liabilities	389,975	15,392	3.94%	333,370	9,786	2.94%	283,751	7,220	2.55%
Noninterest-bearing liabilities									
Demand deposits	81,160			77,819			65,057		
Other liabilities	1,634			1,932			1,806		
Total liabilities	472,769			413,121			350,614		
Shareholders' equity	31,359			27,666			24,726		
Total liabilities and shareholders' equity	$ 504,128			$ 440,787			$ 375,340		
Net interest income		$ 17,824			$ 16,529			$ 13,572	
Interest rate spread			3.02%			3.37%			3.33%
Interest expense as a percent of average earning assets			3.23%			2.35%			2.04%
Net interest margin			3.74%			3.96%			3.84%

(1) Income and yields are reported on a taxable-equivalent basis assuming a federal tax rate of 34%. The tax-equivalent adjustment was $269 thousand, $302 thousand and $272 thousand for 2006, 2005 and 2004, respectively.

(2) Loans placed on a nonaccrual status are reflected in the balances.

Volume and Rate
(in thousands)
Years Ending December 31,

	2006			2005		
	Volume Effect	Rate Effect	Change in Income/ Expense	Volume Effect	Rate Effect	Change in Income/ Expense
Interest-bearing deposits in other banks	$ 46	$ (13)	$ 33	$ (7)	$ 52	$ 45
Loans	3,919	2,499	6,418	4,241	1,180	5,421
Loans, tax-exempt	(51)	(12)	(63)	(5)	14	9
Securities	187	279	466	(4)	40	36
Securities, tax-exempt	(39)	60	21	28	(6)	22
Federal funds sold	16	10	26	10	(20)	(10)
Total earning assets	$ 4,078	$ 2,823	$ 6,901	$ 4,263	$ 1,260	$ 5,523
Checking	$ (131)	$ 308	$ 177	$ (19)	$ 355	$ 336
Money market accounts	(20)	38	18	22	72	94
Savings accounts	325	939	1,264	220	733	953
Certificates of deposits:						
Less than $100,000	523	668	1,191	142	6	148
Greater than $100,000	1,236	661	1,897	491	121	612
Federal funds purchased	28	66	94	38	76	114
Company obligated mandatorily redeemable capital securities	117	152	269	125	109	234
Other borrowings	391	305	696	225	(150)	75
Total interest-bearing liabilities	$ 2,469	$ 3,137	$ 5,606	$ 1,244	$ 1,322	$ 2,566
Change in net interest income	$ 1,609	$ (314)	$ 1,295	$ 3,019	$ (62)	$ 2,957

Noninterest Income

Noninterest income increased $799 thousand, or 18.3%, in 2006 compared to a decrease of $60 thousand or 1.4% in 2005. Trust department income increased $338 thousand, or 104.6%, in 2006, compared to an increase of $323 thousand, or 100.0% in 2005. The department's first year of operation was 2005. ATM and check card fees increased $201 thousand, or 33.1% in 2006, compared to $93 thousand, or 18.1% in 2005. Brokerage fees increased $70 thousand, or 37.4% in 2006, compared to a decrease of $95 thousand, or 33.7%, in 2005. The decrease in noninterest income in 2005 was a result of net gains on sale of premises and equipment totaling $387 thousand in 2004 and net losses on the sale of securities totaling $140 thousand in 2005.

The Company does not anticipate noninterest income to continue increasing in future periods at recent growth rates, primarily due to the rapid growth of trust and asset management fee income during the department's initial years of operation. The growth rate is expected to slow in future periods as the growth of the trust department's assets under management begins to stabilize.

Noninterest Expense

In 2006, noninterest expenses increased $1.9 million, or 16.5%, over 2005. Salaries and employee benefits increased 16.9% for 2006 over 2005 as a result of salary increases and expansion of the branch network in 2006. Occupancy and equipment costs increased 18.8% for 2006 over 2005, compared to 5.0% for 2005 over 2004. The increase during 2006 was also a result of retail branch expansions. During 2006, the Bank constructed and opened two new financial centers in Frederick County, the Sherando Financial Center, located in Stephens City, and the Winchester West Financial Center, located near Winchester. Higher levels of noninterest expense have occurred as a result of this expansion; however, noninterest expense is not anticipated to increase as rapidly in future periods as the Company plans to slow the expansion of the retail banking network in order to maintain earnings per share growth during periods of lower net interest margins. During 2005, there were no additions to the branch network. In 2005, noninterest expenses increased $1.1 million, or 9.7%, over 2004. The 2005 increase was attributable to an increase in salaries and employee benefits of 22.0% as a result of salary increases and the addition of the trust and asset management department.

Income Taxes

The Company has adopted FASB Statement No. 109, "Accounting for Income Taxes." For a more detailed discussion of the Company's tax calculation, see Note 9 to the consolidated financial statements, included in Item 8 of this Form 10-K.

Financial Condition

General

Total assets increased 11.1% during 2006 primarily due to continued growth in the loan portfolio. Loans, net of the allowance for loan losses, increased $48.9 million or 13.0% to $423.2 million at December 31, 2006 from $374.3 million at December 31, 2005. The Company's asset growth was funded by an increase in deposits during 2006. Deposits increased $57.3 million to $435.0 million at December 31, 2006 from $377.7 million at December 31, 2005. The Company expects moderate balance sheet growth in future periods as a result of less loan demand and continued challenges in attracting deposits.

Loans

The Bank is an active lender with a loan portfolio which includes commercial and residential real estate loans, commercial loans, personal loans (both installment and credit card), real estate construction loans and home equity loans. The Bank's lending activity is concentrated on individuals, small and medium-sized businesses and local governmental entities in its market area. As a provider of community-oriented financial services, the Bank does not attempt to geographically diversify its loan portfolio by undertaking significant lending activity outside its market area. The Bank's loan portfolio is summarized in the table below for the periods indicated.

Loan Portfolio

(in thousands)

At December 31,

	2006	2005	2004	2003	2002
Commercial, financial, and agricultural	$ 53,004	$ 42,942	$ 37,508	$ 31,745	$ 29,458
Real estate construction	60,913	49,748	42,538	23,586	12,172
Real estate - mortgage:					
Residential (1-4 family)	112,323	99,442	94,960	71,657	58,705
Secured by farmland	2,507	2,195	2,298	2,602	2,112
Other real estate loans	168,754	148,805	111,506	85,509	67,680
Consumer	24,655	29,640	31,413	32,116	37,064
All other loans	4,973	5,078	2,851	923	5,412
Total loans	$ 427,129	$ 377,850	$ 323,074	$ 248,138	$ 212,603
Less: allowance for loan losses	3,978	3,528	2,877	2,547	2,162
Loans, net of unearned income and allowance for loan losses	$ 423,151	$ 374,322	$ 320,197	$ 245,591	$ 210,441

As shown in the table above, other real estate loans, real estate construction loans and residential real estate loans increased during 2006 and contributed 89.3% of the loan growth. These changes are reflective of the Bank's growth efforts and the loan demand in the market during the year. Other real estate loans, which include commercial loans secured by real estate, represented the largest growth in the loan portfolio of $20.0 million, followed by residential real estate growth of $12.9 million.

The Company has a credit concentration in mortgage loans on real estate. These loans totaled $344.5 million, or 81.4% of loans, net of the allowance for loan losses, and $300.2 million, or 80.2% of loans, net of the allowance for loan losses, at December 31, 2006 and 2005, respectively. Although the Company believes that its underwriting standards are generally conservative, the ability of its borrowers to meet their mortgage obligations could be impacted by local economic conditions. Construction loans totaled $60.9 million and $49.7 million, or 14.4% and 13.3% of loans, net of the allowance for loan losses, at December 31, 2006 and 2005, respectively.

The Company has identified and is monitoring another concentration of credit risk. This concentration involves loans secured by hotels and motels, which totaled $28.9 million at December 31, 2006, representing 88.6% of total shareholders' equity and 6.8% of loans, net of the allowance for loan losses. At December 31, 2005, this concentration totaled $31.2 million, representing 106.2% of total shareholders' equity and 8.3% of loans, net of the allowance for loan losses. The Company experienced no loan losses related to this identified risk during the years ending December 31, 2006, 2005 and 2004.

There was no category of loans that exceeded 10% of outstanding loans at December 31, 2006 that were not disclosed in the above table. The following table sets forth the maturities of the loan portfolio at December 31, 2006:

Remaining Maturities of Selected Loans
(in thousands)
At December 31, 2006

	Less than One Year	One to Five Years	Greater than Five Years	Total
Commercial, financial, and agricultural	$ 31,871	$ 19,449	$ 1,684	$ 53,004
Real estate construction	32,062	28,635	216	60,913
Real estate - mortgage:				
Residential (1-4 family)	14,162	50,085	48,076	112,323
Secured by farmland	885	1,332	290	2,507
Other real estate loans	17,464	137,445	13,845	168,754
Consumer	2,487	20,898	1,270	24,655
All other loans	1,278	2,128	1,567	4,973
Total loans	$ 100,209	$ 259,972	$ 66,948	$ 427,129

For maturities over one year:	
Fixed rates	$ 260,380
Variable rates	66,540
	$ 326,920

Asset Quality

Management classifies as nonperforming assets both loans on which payment has been delinquent 90 days or more and for which there is a risk of loss to either principal or interest, and other real estate owned (OREO). OREO represents real property taken by the Bank either through foreclosure or through a deed in lieu thereof from the borrower. OREO is recorded at the lower of cost or market, less estimated selling costs, and is actively marketed by the Bank through brokerage channels. The Bank had no foreclosed real estate at December 31, 2006 and 2005.

Asset quality remained strong during 2006 as nonperforming assets remained low. Nonperforming assets totaled $721 thousand and $689 thousand at December 31, 2006 and 2005, representing 18.1% and 19.5% of the allowance for loan losses, respectively. Net recoveries of $72 thousand were reported for 2006, compared to net charge-offs of $187 thousand in 2005 and $480 thousand in 2004. The net recoveries resulted in a lower loan loss provision of $378 thousand for 2006 compared to $838 thousand for 2005. Nonperforming assets could increase due to other potential problem loans identified by management totaling $3.5 million at December 31, 2006. Potential problem loans at December 31, 2005 totaled $3.2 million. Certain risks have been identified that may result in these loans not being repaid in accordance with their terms, although the loans are generally well secured and are currently performing.

The amount allocated during the year to the provision for loan losses represents management's analysis of the existing loan portfolio and related credit risks. The provision for loan losses is based upon management's estimate of the amount required to maintain an adequate allowance for loan losses reflective of the risks in the loan portfolio. The allowance for loan losses totaled $4.0 million and $3.5 million at December 31, 2006 and 2005, representing 0.93% of total loans for both periods. The increases in the total allowance for loan losses were reflective of growth in the loan portfolio. Loans, net of the allowance for loan losses increased $48.9 million, or 13.0%, to $423.2 million at December 31, 2006 from $374.3 million at December 31, 2005.

Impaired loans of $49 thousand at each of December 31, 2006 and 2005 have been recognized in conformity with SFAS No. 114. The related allowance for loan losses provided for these loans totaled $25 thousand at each of December 31, 2006 and 2005. The average recorded investment in impaired loans during 2006 and 2005 was $59 thousand and $102 thousand, respectively.

Nonaccrual loans excluded from impaired loan disclosure under SFAS No. 114 amounted to $161 thousand, $153 thousand and $182 thousand at December 31, 2006, 2005 and 2004, respectively. If interest on these loans had been accrued, such income would have approximated $22 thousand, $19 thousand and $6 thousand for 2006, 2005 and 2004, respectively. Loan payments received on nonaccrual loans are applied to principal. When a loan is placed on non-accrual status there are several negative implications. First, all interest accrued but unpaid at the time of the classification is deducted from the interest income totals for the Bank. Second, accruals of interest are discontinued until it becomes certain that both principal and interest can be repaid. Third, there may be actual losses that necessitate additional provisions for credit losses charged against earnings. These loans were included in the nonperforming loan totals listed below.

Management believes, based upon its review and analysis, that the Bank has sufficient reserves to cover losses inherent within the loan portfolio. For each period presented, the provision for loan losses charged to expense was based on management's judgment after taking into consideration all factors connected with the collectibility of the existing portfolio. Management considers economic conditions, historical loss factors, past due percentages, internally generated loan quality reports and other relevant factors when evaluating the loan portfolio. There can be no assurance, however, that additional provisions for loan losses will not be required in the future, including as a result of changes in the economic assumptions underlying management's estimates and judgments, adverse developments in the economy, on a national basis or in the Company's market area, or changes in the circumstances of particular borrowers. For further discussion regarding the allowance for loan losses, see "Critical Accounting Policies" above. The following table shows a detail of loans charged-off, recovered and the changes in the allowance for loan losses.

Allowance for Loan Losses

(in thousands)

At December 31,

	2006	2005	2004	2003	2002
Balance, beginning of period	$ 3,528	$ 2,877	$ 2,547	$ 2,162	$ 1,976
Loans charged-off:					
Commercial, financial and agricultural	12	40	65	98	-
Real estate-construction	-	-	-	-	-
Real estate-mortgage	-	-	-	-	-
Residential (1-4 family)	-	-	30	-	-
Non-farm, non-residential	-	-	-	-	-
Secured by farmland	-	-	-	-	-
Consumer	236	381	474	272	250
All other loans	-	-	-	-	-
Total loans charged off	$ 248	$ 421	$ 569	$ 370	$ 250
Recoveries:					
Commercial, financial and agricultural	$ -	$ -	$ -	$ -	$ -
Real estate-construction	-	-	-	-	-
Real estate-mortgage	-	-	-	-	-
Residential (1-4 family)	-	8	-	-	-
Non-farm, non-residential	-	-	-	-	-
Secured by farmland	-	-	-	-	-
Consumer	320	226	89	50	-
All other loans	-	-	-	-	31
Total recoveries	$ 320	$ 234	$ 89	$ 50	$ 31
Net charge-offs (recoveries)	$ (72)	$ 187	$ 480	$ 320	$ 219
Provision for loan losses	378	838	810	705	405
Balance, end of period	$ 3,978	$ 3,528	$ 2,877	$ 2,547	$ 2,162

The following table shows the balance and percentage of the Bank's allowance for loan losses allocated to each major category of loans.

Allocation of Allowance for Loan Losses
(dollars in thousands)
At December 31,

	2006		2005		2004		2003		2002	
		Percent of Loans to Total Loans		Percent of Loans to Total Loans		Percent of Loans to Total Loans		Percent of Loans to Total Loans		Percent of Loans to Total Loans
Commercial, financial and agricultural	$ 718	18.05%	$ 566	11.40%	$ 524	11.61%	$ 460	12.79%	$ 446	13.56%
Real estate-construction	489	12.29%	408	13.17%	347	13.16%	229	9.50%	155	5.73%
Real estate-mortgage	2,235	56.19%	1,956	66.28%	1,582	64.62%	1,214	64.40%	1,126	60.84%
Consumer	448	11.26%	512	7.84%	395	9.72%	626	12.94%	395	17.32%
All other	88	2.21%	86	1.31%	29	0.89%	18	0.37%	40	2.55%
	$ 3,978	100.00%	$ 3,528	100.00%	$ 2,877	100.00%	$ 2,547	100.00%	$ 2,162	100.00%

The following table provides information on the Bank's nonperforming assets at the dates indicated.

Nonperforming Assets
(dollars in thousands)
At December 31,

	2006	2005	2004	2003	2002
Nonaccrual loans	$ 210	$ 202	$ 307	$ 171	$ 192
Restructured loans	-	-	-	-	-
Foreclosed property	-	-	270	-	-
Loans past due 90 days accruing interest	511	487	76	463	1,397
Total nonperforming assets	$ 721	$ 689	$ 653	$ 634	$ 1,589
Allowance for loan losses to period end loans	0.93%	0.93%	0.89%	1.03%	1.02%
Nonperforming assets to period end loans	0.17%	0.18%	0.20%	0.26%	0.75%
Net charge-offs (recoveries) to average loans	(0.02%)	0.05%	0.17%	0.14%	0.11%

Securities

Securities at December 31, 2006 were $60.3 million, a decrease of $10.8 million, or 15.1%, from $71.1 million at the end of 2005. The Company plans to maintain its current level of securities in relation to total assets in order to maintain minimum liquidity ratios that are required by Company policy. Investment securities are comprised of U.S. agency and mortgage-backed securities, obligations of state and political subdivisions, corporate equity securities and certain restricted securities. As of December 31, 2006, neither the Company nor the Bank held any derivative financial instruments in their respective investment security portfolios.

The following table summarizes the fair value of the Company's securities portfolio on the dates indicated.

Securities Portfolio
(in thousands)
At December 31,

	2006	2005	2004
Securities, available for sale			
U.S. agency and mortgage-backed securities	$ 46,429	$ 57,591	$ 50,256
Obligations of state and political subdivisions	10,366	9,875	10,034
Other securities	3,545	3,612	3,076
Total securities	$ 60,340	$ 71,078	$ 63,366

The following table shows the maturities of available for sale debt and equity securities at amortized cost and market value at December 31, 2006 and approximate weighted average yields of such securities. Yields on state and political subdivision securities are shown on a tax equivalent basis, assuming a 34% federal income tax rate. The Company attempts to maintain diversity in its portfolio and maintain credit quality and repricing terms that are consistent with its asset/liability management and investment practices and policies. For further information on securities available for sale, see Note 2 to the consolidated financial statements, included in Item 8 of this Form 10-K.

Securities Portfolio Maturity Distribution/Yield Analysis
(dollars in thousands)
At December 31, 2006

	Less than One Year	One to Five Years	Five to Ten Years	Greater than Ten Years and Other Securities	Total
Available for sale securities:					
U.S. agency and mortgage-backed securities					
Amortized cost	$ 990	$ 13,257	$ 14,310	$ 18,519	$ 47,076
Market value	$ 991	$ 13,152	$ 14,103	$ 18,183	$ 46,429
Weighted average yield	5.05%	4.56%	4.54%	4.82%	
Obligations of state and political subdivisions					
Amortized cost	$ -	$ 1,104	$ 5,080	$ 4,089	$ 10,273
Market value	$ -	$ 1,114	$ 5,121	$ 4,131	$ 10,366
Weighted average yield (1)	0.00%	6.40%	6.35%	5.81%	
Other securities					
Amortized cost	$ -	$ -	$ -	$ 3,402	$ 3,402
Market value	$ -	$ -	$ -	$ 3,545	$ 3,545
Weighted average yield	0.00%	0.00%	0.00%	5.69%	
Total portfolio					
Amortized cost	$ 990	$ 14,361	$ 19,390	$ 26,010	$ 60,751
Market value	$ 991	$ 14,266	$ 19,224	$ 25,859	$ 60,340
Weighted average yield (1)	5.05%	4.70%	5.01%	5.11%	

(1) Yields on tax-exempt securities have been calculated on a tax-equivalent basis.

The above table was prepared using the contractual maturities for all securities with the exception of mortgage-backed securities (MBS) and collateralized mortgage obligations (CMO). Both MBS and CMO securities were recorded using the Espiel prepayment model that considers many factors including rate and spread projections, housing turnover and borrower characteristics to create anticipated speeds.

Deposits

Deposits at December 31, 2006 were $435.0 million, an increase of $57.3 million, or 15.2%, from $377.7 million at December 31, 2005, providing the funding needed to support asset growth during the year ended December 31, 2006. Time deposits increased $34.2 million, or 22.8%, during 2006 to $184.2 million compared to $150.0 million for 2005. The majority of the increase was related to time deposits that the Company promoted in the first half of 2006. These time deposits began maturing during the fourth quarter of 2006 and will continue to mature during the first quarter of 2007. Savings and interest-bearing demand deposits increased $22.3 million, or 15.4%, to $167.4 million compared to $145.1 million for 2005. This increase was related to an increase in higher rate savings accounts that the Company promoted in the fourth quarter of 2006. Non-interest bearing demand deposits increased 1.0% during 2006. Significant growth in time deposits and higher rate savings accounts caused an unfavorable shift in the deposit mix. The growth in time deposits and higher rate savings accounts was a result of higher short-term interest rates and price sensitive deposit customers. Although the Company plans to fund future asset growth with deposits, increasing competition could make this challenging.

The following tables include a summary of average deposits and average rates paid and maturities of CD's greater than $100,000.

Average Deposits and Rates Paid
(dollars in thousands)
Year Ended December 31,

	2006		2005		2004	
	Amount	Rate	Amount	Rate	Amount	Rate
Noninterest-bearing deposits	$ 81,160	-	$ 77,819	-	$ 65,057	-
Interest-bearing deposits:						
Interest checking	$ 53,806	2.53%	$ 63,108	1.88%	$ 64,599	1.31%
Money market	11,144	1.77%	13,688	1.31%	11,231	0.76%
Savings	79,613	3.33%	66,138	2.09%	47,551	0.91%
Time deposits:						
Less than $100,000	90,618	4.00%	75,912	3.21%	71,446	3.20%
Greater than $100,000	83,334	4.57%	53,986	3.54%	39,861	3.26%
Total interest-bearing deposits	$ 318,515	3.65%	$ 272,832	2.60%	$ 234,688	2.11%
Total deposits	$ 399,675		$ 350,651		$ 299,745	

Maturities of CD's Greater than $100,000
(in thousands)

	Less than Three Months	Three to Six Months	Six to Twelve Months	Greater than One Year	Total
At December 31, 2006	$ 14,800	$ 27,252	$ 17,352	$ 26,249	$ 85,653

Liquidity

Liquidity represents the ability to meet present and future financial obligations through either the sale or maturity of existing assets or the acquisition of additional funds through liability management. Liquid assets include cash, interest-bearing and noninterest-bearing deposits with banks, federal funds sold, investment securities, and loans maturing within one year. As a result of the Bank's management of liquid assets and the ability to generate liquidity through liability funding, management believes that the Bank maintains overall liquidity sufficient to satisfy its depositors' requirements and to meet its customers' borrowing needs.

At December 31, 2006, cash, interest-bearing and noninterest-bearing deposits with banks, federal funds sold, securities, and loans maturing within one year were $120.9 million. At the end of 2006, approximately 37.4% or $160.1 million of the loan portfolio would mature or reprice within a one-year period. At December 31, 2006, non-deposit sources of available funds totaled $76.6

million, which included $55.1 million available from the Federal Home Loan Bank (FHLB). During 2006, other borrowing activity included the repayment of a Fixed Rate Credit (FRC) advance of $5.0 million and a new Adjustable Rate Credit (ARC) advance of $30.0 million with a three-month maturity. The Bank also borrowed and repaid Daily Rate Credit (DRC) advances during 2006 as an alternative to purchasing federal funds.

Company Obligated Mandatorily Redeemable Capital Securities

On March 11, 2003, First National (VA) Statutory Trust I (Trust I), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities. On March 26, 2003, $3.0 million of trust preferred securities were issued through a pooled underwriting. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2006 was 8.52%. The securities have a mandatory redemption date of March 26, 2033, and are subject to varying call provisions beginning March 26, 2008. The principal asset of Trust I is $3.1 million of the Company's junior subordinated debt securities with maturities and interest rates comparable to the trust preferred securities. The Trust's obligations under the trust preferred securities are fully and unconditionally guaranteed by the Company.

On June 8, 2004, First National (VA) Statutory Trust II (Trust II), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On June 17, 2004, $5.0 million of trust preferred securities were issued through a pooled underwriting. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2006 was 7.96%. The securities have a mandatory redemption date of June 17, 2034, and are subject to varying call provisions beginning June 17, 2009. The principal asset of Trust II is $5.2 million of the Company's junior subordinated debt securities with maturities and interest rates comparable to the trust preferred securities. The Trust's obligations under the trust preferred securities are fully and unconditionally guaranteed by the Company.

On July 24, 2006, First National (VA) Statutory Trust III (Trust III), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On July 31, 2006, $4.0 million of trust preferred securities were issued through a pooled underwriting. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2006 was 7.26%. The securities have a mandatory redemption date of October 1, 2036, and are subject to varying call provisions beginning October 1, 2011. The principal asset of Trust III is $4.1 million of the Company's junior subordinated debt securities with maturities and interest rates comparable to the trust preferred securities. The Trust's obligations under the trust preferred securities are fully and unconditionally guaranteed by the Company.

While these securities are debt obligations of the Company, they are included in capital for regulatory capital ratio calculations. Under present regulations, the trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy purposes as long as their amount does not exceed 25% of Tier 1 capital, including total trust preferred securities. The portion of the trust preferred securities not considered as Tier 1 capital, if any, may be included in Tier 2 capital. At December 31, 2006, $11.6 million of trust preferred securities issued by the Trusts were included in the Company's Tier 1 capital.

Contractual Obligations

The impact that contractual obligations as of December 31, 2006 are expected to have on liquidity and cash flow in future periods is as follows:

Contractual Obligations
(in thousands)

	Total	Less than one year	1-3 years	3-5 years	More than 5 years
Long-term debt	$ 45,750	$ 35,118	$ 10,263	$ 270	$ 99
Operating leases	156	38	39	29	50
Total	$ 45,906	$ 35,156	$ 10,302	$ 299	$ 149

The Company does not have any capital lease obligations, as classified under applicable FASB statements, or other purchase or long-term obligations.

Off-Balance Sheet Arrangements

The Company, through the Bank, is a party to credit related financial instruments with risk not reflected in the consolidated financial statements in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets. The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2006 and 2005, the following financial instruments were outstanding whose contract amounts represent credit risk:

	(in thousands)	
	2006	2005
Commitments to extend credit	$ 68,712	$ 64,596
Stand-by letters of credit	6,959	8,801
Rate lock commitments	2,240	1,188

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized as deemed necessary and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

At December 31, 2006, the Bank had entered into locked-rate commitments to originate mortgage loans amounting to $2.2 million and had loans held for sale of $105 thousand. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Bank does not expect any counterparty to fail to meet its obligations.

Capital Resources

The adequacy of the Company's capital is reviewed by management on an ongoing basis with reference to the size, composition, and quality of the Company's asset and liability levels and consistent with regulatory requirements and industry standards. Management seeks to maintain a capital structure that will assure an adequate level of capital to support anticipated asset growth and absorb potential losses.

The Board of Governors of the Federal Reserve System has adopted capital guidelines to supplement the existing definitions of capital for regulatory purposes and to establish minimum capital standards. Specifically, the guidelines categorize assets and off-balance sheet items into four risk-weighted categories. The minimum ratio of qualifying total capital to risk-weighted assets is 8.00%, of which at least 4.00% must be Tier 1 capital, composed of common equity, retained earnings and a limited amount of perpetual preferred stock, less certain intangible items. Under present regulations, trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy purposes as long as their amount does not exceed 25% of Tier 1 capital, including total trust preferred securities. The portion of the trust preferred securities not considered as Tier 1 capital, if any, may be included in Tier 2 capital. The Company had a ratio of risk-weighted assets to total capital of 11.34% at December 31, 2006 and a ratio of risk-weighted assets to Tier 1 capital of 10.43%. Both of these exceed both the minimum capital requirement and the minimum to be well capitalized under prompt corrective action provisions adopted by the federal regulatory agencies.

The following table summarizes the Company's Tier 1 capital, Tier 2 capital, risk-weighted assets and capital ratios at December 31, 2006, 2005 and 2004.

Analysis of Capital
(dollars in thousands)
At December 31,

	2006	2005	2004
Tier 1 capital:			
Common stock	$ 3,653	$ 3,653	$ 3,655
Surplus	1,465	1,465	1,465
Retained earnings	29,104	24,735	20,687
Trust preferred securities	11,628	8,000	8,000
Intangible assets	(81)	(87)	(95)
Total Tier 1 Capital	$ 45,769	$ 37,766	$ 33,712
Tier 2 capital:			
Allowance for loan losses	3,978	3,528	2,877
Total Risk-Based Capital	$ 49,747	$ 41,294	$ 36,589
Risk-weighted assets	$ 438,763	$ 389,999	$ 260,608
Capital ratios:			
Tier 1 Risk-Based Capital Ratio	10.43%	9.68%	10.37%
Total Risk-Based Capital Ratio	11.34%	10.59%	11.25%
Tier 1 Capital to Average Assets	8.76%	8.20%	8.44%

Repurchase of Common Stock and Stock Splits

On March 16, 2005, the Board of Directors of the Company declared a two-for-one stock split of the Company's common stock, including authorized and unissued shares. The stock split was payable on April 29, 2005 to shareholders of record as of March 30, 2005. As a result of the stock split, the Company had 8,000,000 shares of common stock authorized, at a par value of $1.25 per share, and 2,924,124 shares outstanding at April 29, 2005. Subsequent to the stock split, the Company purchased and retired 1,264 shares of its common stock, resulting in 2,922,860 shares outstanding at December 31, 2006.

Prior period financial information has been restated to reflect the stock split.

Recent Accounting Pronouncements

See Note 1 to the consolidated financial statements, included in Item 8 of this Form 10-K, for discussion of recent accounting pronouncements.

Quarterly Results

The table below lists the Company's quarterly performance for the years ended December 31, 2006, 2005 and 2004.

2006
(in thousands, except per share data)

	First	Second	Third	Fourth	Total
Interest and dividend income	$ 7,478	$ 8,114	$ 8,536	$ 8,819	$ 32,947
Interest expense	3,119	3,651	4,172	4,450	15,392
Net interest income	4,359	4,463	4,364	4,369	17,555
Provision for loan losses	85	84	109	100	378
Net interest income after provision for loan losses	4,274	4,379	4,255	4,269	17,177
Noninterest income	1,222	1,287	1,276	1,385	5,170
Noninterest expense	3,257	3,477	3,473	3,576	13,783
Income before income taxes	2,239	2,189	2,058	2,078	8,564
Income tax expense	727	709	678	652	2,766
Net income	1,512	1,480	1,380	1,426	5,798
Net income per share, basic and diluted	$ 0.52	$ 0.50	$ 0.47	$ 0.50	$ 1.99

2005
(in thousands, except per share data)

	First	Second	Third	Fourth	Total
Interest and dividend income	$ 5,787	$ 6,273	$ 6,836	$ 7,117	$ 26,013
Interest expense	2,148	2,330	2,552	2,756	9,786
Net interest income	$ 3,639	$ 3,943	$ 4,284	$ 4,361	$ 16,227
Provision for loan losses	245	166	169	258	838
Net interest income after provision for loan losses	3,394	3,777	$ 4,115	$ 4,103	15,389
Noninterest income	899	1,121	1,267	1,084	4,371
Noninterest expense	2,858	2,880	2,994	3,102	11,834
Income before income taxes	$ 1,435	$ 2,018	$ 2,388	$ 2,085	$ 7,926
Income tax expense	450	656	777	654	2,537
Net income	$ 985	$ 1,362	$ 1,611	$ 1,431	$ 5,389
Net income per share, basic and diluted	$ 0.34	$ 0.46	$ 0.55	$ 0.49	$ 1.84

2004
(in thousands, except per share data)

	First	Second	Third	Fourth	Total
Interest income	$ 4,792	$ 4,923	$ 5,253	$ 5,552	$ 20,520
Interest expense	1,683	1,733	1,832	1,972	7,220
Net interest income	$ 3,109	$ 3,190	$ 3,421	$ 3,580	$ 13,300
Provision for loan losses	163	285	220	142	810
Net interest income after provision for loan losses	$ 2,946	$ 2,905	$ 3,201	$ 3,438	$ 12,490
Noninterest income	878	1,492	1,032	1,029	4,431
Noninterest expense	2,523	2,828	2,733	2,699	10,783
Income before income taxes	$ 1,301	$ 1,569	$ 1,500	$ 1,768	$ 6,138
Income tax expense	404	500	494	534	1,932
Net income	$ 897	$ 1,069	$ 1,006	$ 1,234	$ 4,206
Net income per share, basic and diluted	$ 0.31	$ 0.37	$ 0.34	$ 0.42	$ 1.44

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

General

Market risk is the risk of loss arising from adverse changes in the fair value of financial instruments due to changes in interest rates, exchange rates and equity prices. The Company's market risk is composed primarily of interest rate risk. The Company's Funds Management Committee of the Board of Directors is responsible for reviewing the interest rate sensitivity position and establishing policies to monitor and limit exposure to this risk. The Board of Directors reviews and approves the guidelines established by the Funds Management Committee.

Interest rate risk is monitored through the use of three complimentary modeling tools: static gap analysis, earnings simulation and economic value simulation (net present value estimation). Each of these models measures changes in a variety of interest rate scenarios. While each of the interest rate risk measures has limitations, taken together they represent a reasonably comprehensive view of the magnitude of interest rate risk in the Company, the distribution of risk along the yield curve, the level of risk through time, and the amount of exposure to changes in certain interest rate relationships. Static gap, which measures aggregate repricing values, is less utilized since it does not effectively measure the investment options risk impact on the Company. Earnings simulation and economic value models, which more effectively measure the cash flow impacts, are utilized by management on a regular basis and are explained below.

Earnings Simulation Analysis

Management uses simulation analysis to measure the sensitivity of net income to changes in interest rates. The model calculates an earnings estimate based on current and projected balances and rates. This method is subject to the accuracy of the assumptions that underlie the process, but it provides a better analysis of the sensitivity of earnings to changes in interest rates than other analysis such as the static gap analysis.

Assumptions used in the model, including loan and deposit growth rates, are derived from seasonal trends, economic forecasts and management's outlook, as are the assumptions used to project yields and rates for new loans and deposits. Maturities, calls and prepayments in the securities portfolio are assumed to be reinvested in like instruments. Mortgage loans and mortgage backed securities prepayment assumptions are based on industry estimates of prepayment speeds for portfolios with similar coupon ranges and seasoning. Different interest rate scenarios and yield curves are used to measure the sensitivity of earnings to changing interest rates. Interest rates on different asset and liability accounts move differently when the prime rate changes and are accounted for in the different rate scenarios.

The flat interest rate scenario is utilized by the Company for rate shock scenarios when preparing the earnings simulation analysis. From this base, immediate, parallel rate shocks in 100 basis point increments are applied to see the impact on the Company's earnings. The following table represents the interest rate sensitivity on projected net income for the twelve months ending December 31, 2007 (fully tax-equivalent basis) for the Company using different rate scenarios:

Change in Yield Curve	*(in thousands)* Change in Net Income
+200 basis points	$ (304)
+100 basis points	(146)
Flat	-
- 100 basis points	23
- 200 basis points	(24)

Economic Value Simulation

Economic value simulation is used to calculate the estimated fair value of assets and liabilities over different interest rate environments. Economic values are calculated based on discounted cash flow analysis. The economic value of equity is the economic value of all assets minus the economic value of all liabilities. The change in economic value of equity over different rate environments is an indication of the longer term repricing risk in the balance sheet. The same assumptions are used in the economic value simulation as in the earnings simulation. The following chart reflects the change in net market value over different rate environments at December 31, 2006:

Change in Yield Curve	*(in thousands)* Change in Economic Value of Equity
+200 basis points	$ (2,384)
+100 basis points	652
Flat	-
- 100 basis points	374
- 200 basis points	79

Item 8. Financial Statements and Supplementary Data



Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

To the Shareholders and Board of Directors
First National Corporation
Strasburg, VA

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying consolidated balance sheets of First National Corporation and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, changes in shareholders' equity, and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstance, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of First National Corporation and subsidiaries as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the years ended December 31, 2006, 2005 and 2004 in conformity with accounting principles generally accepted in the United States of America.

As described in Note 11 to the consolidated financial statements, on December 31, 2006, First National Corporation changed its method of accounting for its pension plan to adopt FASB Statement No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans.*

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 5, 2007

FIRST NATIONAL CORPORATION
Consolidated Balance Sheets
December 31, 2006 and 2005
(in thousands, except share and per share data)

	2006	2005
Assets		
Cash and due from banks	$ 10,368	$ 9,762
Interest-bearing deposits in banks	1,759	685
Federal funds sold	8,430	-
Securities available for sale, at fair value	60,340	71,078
Loans held for sale	105	-
Loans, net of allowance for loan losses, 2006, $3,978 2005, $3,528	423,151	374,322
Premises and equipment, net	17,603	13,919
Interest receivable	2,038	1,671
Other assets	4,150	3,551
Total assets	$ 527,944	$ 474,988
Liabilities & Shareholders' Equity		
Liabilities		
Deposits:		
Noninterest-bearing demand deposits	$ 83,386	$ 82,534
Savings and interest-bearing demand deposits	167,419	145,132
Time deposits	184,239	149,991
Total deposits	$ 435,044	$ 377,657
Federal funds purchased	-	8,217
Other borrowings	45,750	50,223
Company obligated mandatorily redeemable capital securities	12,372	8,248
Accrued interest and other liabilities	2,223	1,252
Commitments and contingencies	-	-
Total liabilities	$ 495,389	$ 445,597
Shareholders' Equity		
Common stock, par value $1.25 per share; authorized 8,000,000 shares; issued and outstanding, 2,922,860 shares	$ 3,653	$ 3,653
Surplus	1,465	1,465
Retained earnings	29,104	24,735
Unearned ESOP shares	(546)	-
Accumulated other comprehensive loss, net	(1,121)	(462)
Total shareholders' equity	$ 32,555	$ 29,391
Total liabilities and shareholders' equity	$ 527,944	$ 474,988

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Income
Three Years ended December 31, 2006
(in thousands, except per share data)

	2006	2005	2004
Interest and Dividend Income			
Interest and fees on loans	$ 29,678	$ 23,284	$ 17,875
Interest on federal funds sold	45	19	29
Interest on deposits in banks	111	78	33
Interest and dividends on securities available for sale:			
Taxable interest	2,466	2,079	2,096
Tax-exempt interest	423	409	395
Dividends	224	144	92
Total interest and dividend income	$ 32,947	$ 26,013	$ 20,520
Interest Expense			
Interest on deposits	$ 11,638	$ 7,091	$ 4,948
Interest on federal funds purchased	246	152	38
Interest on company obligated mandatorily redeemable capital securities	764	495	261
Interest on other borrowings	2,744	2,048	1,973
Total interest expense	$ 15,392	$ 9,786	$ 7,220
Net interest income	$ 17,555	$ 16,227	$ 13,300
Provision for loan losses	378	838	810
Net interest income after provision for loan losses	$ 17,177	$ 15,389	$ 12,490

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Income
(Continued)
Three years ended December 31, 2006
(in thousands, except per share data)

	2006	2005	2004
Noninterest Income			
Service charges on deposit accounts	$ 2,730	$ 2,610	$ 2,665
ATM and check card fees	808	607	514
Trust department income	661	323	-
Brokerage fees	257	187	282
Fees for other customer services	296	326	285
Gains (losses) on sale of securities available for sale	3	(140)	-
Gains (losses) on sale of premises and equipment	-	(10)	387
Gain on sale of foreclosed real estate	-	19	-
Gains on sale of loans	207	302	172
Other operating income	208	147	126
Total noninterest income	$ 5,170	$ 4,371	$ 4,431
Noninterest Expense			
Salaries and employee benefits	$ 7,451	$ 6,375	$ 5,224
Occupancy	805	721	714
Equipment	1,194	962	888
Marketing	598	444	561
Stationery and supplies	473	405	367
Legal and professional fees	609	385	617
Other operating expense	2,653	2,542	2,412
Total noninterest expense	$ 13,783	$ 11,834	$ 10,783
Income before income taxes	$ 8,564	$ 7,926	$ 6,138
Provision for income taxes	2,766	2,537	1,932
Net income	$ 5,798	$ 5,389	$ 4,206
Earnings per common share, basic and diluted	$ 1.99	$ 1.84	$ 1.44

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Cash Flows
Three years ended December 31, 2006
(in thousands)

	2006	2005	2004
Cash Flows from Operating Activities			
Net income	$ 5,798	$ 5,389	$ 4,206
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:			
Depreciation and amortization	1,013	798	704
Origination of loans held for sale	(14,908)	(19,998)	(15,211)
Proceeds from sale of loans held for sale	15,010	20,490	15,311
Provision for loan losses	378	838	810
Net (gains) losses on sale of securities available for sale	(3)	140	-
Net (gains) losses on sale of premises and equipment	-	10	(387)
Net gains on sales of loans	(207)	(302)	(172)
Gain on sale of foreclosed real estate	-	(19)	-
Accretion of security discounts	(44)	(22)	(24)
Amortization of security premiums	152	234	357
Compensation expense for ESOP shares allocated	24	-	-
Deferred income tax expense (benefit)	41	(238)	264
Changes in assets and liabilities:			
(Increase) decrease in interest receivable	(367)	(337)	56
(Increase) decrease in other assets	(1,047)	446	(534)
Increase (decrease) in accrued expenses and other liabilities	429	(575)	25
Net cash provided by operating activities	$ 6,269	$ 6,854	$ 5,405
Cash Flows from Investing Activities			
Proceeds from sales of securities available for sale	$ 4,392	$ 13,760	$ 565
Proceeds from maturities, calls, and principal payments of securities available for sale	11,732	10,757	17,467
Purchases of securities available for sale	(5,201)	(33,726)	(11,457)
Increase in federal funds sold	(8,430)	-	-
Purchase of premises and equipment	(4,697)	(2,554)	(1,823)
Proceeds from sale of premises and equipment	-	2	816
Net increase in loans	(49,208)	(54,962)	(75,686)
Proceeds from sale of foreclosed real estate	-	289	-
Net cash used in investing activities	$ (51,412)	$ (66,434)	$ (70,118)

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Cash Flows
(Continued)
Three years ended December 31, 2006
(in thousands)

	2006	2005	2004
Cash Flows from Financing Activities			
Net increase in demand deposits and savings accounts	$ 23,139	$ 22,903	$ 33,217
Net increase in time deposits	34,248	33,809	9,900
Proceeds from other borrowings	188,170	84,000	41,000
Principal payments on other borrowings	(192,642)	(79,017)	(32,314)
Proceeds from issuance of company obligated mandatorily redeemable capital securities	4,124	-	5,155
Cash dividends paid	(1,429)	(1,315)	(1,199)
Acquisition of common stock	-	(28)	-
Shares issued to leveraged ESOP	(570)	-	-
Increase (decrease) in federal funds purchased	(8,217)	1,904	5,806
Net cash provided by financing activities	$ 46,823	$ 62,256	$ 61,565
Increase (decrease) in cash and cash equivalents	$ 1,680	$ 2,676	$ (3,148)
Cash and cash equivalents, beginning of year	10,447	7,771	10,919
Cash and cash equivalents, end of year	$ 12,127	$ 10,447	$ 7,771
Supplemental Disclosures of Cash Flow Information			
Cash payments for:			
Interest	$ 15,040	$ 9,591	$ 7,190
Income taxes	$ 3,159	$ 2,805	$ 1,450
Supplemental Disclosure of Noncash Operating Activities, adjustment to initially apply FASB Statement No. 158	$ 1,287	$ -	$ -
Supplemental Disclosures of Noncash Investing Activities			
Unrealized gains (losses) on securities available for sale	$ 289	$ (1,145)	$ (620)
Transfer from loans to other real estate	$ -	$ -	$ 270

See Notes to Consolidated Financial Statements

FIRST NATIONAL CORPORATION
Consolidated Statements of Changes in Shareholders' Equity
Three years ended December 31, 2006

(in thousands, except share and per share data)

	Common Stock	Surplus	Retained Earnings	Unearned ESOP Shares	Accumulated Other Comprehensive Income (Loss)	Comprehensive Income	Total
Balance, December 31, 2003	$ 3,655	$ 1,465	$ 17,680	$ -	$ 703		$23,503
Comprehensive income:							
Net income	-	-	4,206	-	-	$ 4,206	4,206
Other comprehensive loss, net of tax, unrealized holding losses arising during the period (net of tax, $210)	-	-	-	-	(410)	(410)	(410)
Total comprehensive income						$ 3,796	
Cash dividends ($0.41 per share)	-	-	(1,199)	-	-		(1,199)
Balance, December 31, 2004	$ 3,655	$ 1,465	$ 20,687	$ -	$ 293		$26,100
Comprehensive income:							
Net income	-	-	5,389	-	-	$ 5,389	5,389
Other comprehensive loss, net of tax Unrealized holding losses arising during the period (net of tax, $437)	-	-	-	-	-	(848)	-
Reclassification adjustment (net of tax, $47)	-	-	-	-		93	-
Other comprehensive income (net of tax, $390)	-	-	-	-	(755)	$ (755)	(755)
Total comprehensive income						$ 4,634	
Cash dividends ($0.45 per share)	-	-	(1,315)	-	-		(1,315)
Acquisition of 1,264 shares of common stock	(2)	-	(26)	-	-		(28)
Balance, December 31, 2005	$ 3,653	$ 1,465	$ 24,735	$ -	$ (462)		$29,391
Comprehensive income:							
Net income	-	-	5,798	-	-	$ 5,798	5,798
Other comprehensive income, net of tax							
Unrealized holding gains arising during the period (net of tax, $99)	-	-	-	-	-	193	-
Reclassification adjustment (net of tax, $1)	-	-	-	-		(2)	-
Other comprehensive income (net of tax, $340)	-	-	-	-	191	$ 191	191
Total comprehensive income						$ 5,989	
Adjustment to initially apply FASB Statement No. 158 (net of tax, $437)	-	-	-	-	(850)		(850)
Shares issued to leveraged ESOP	-	-	-	(570)	-		(570)
Allocation of ESOP shares	-	-	-	24	-		24
Cash dividends ($0.49 per share)	-	-	(1,429)	-	-		(1,429)
Balance, December 31, 2006	$ 3,653	$ 1,465	$ 29,104	$ (546)	$ (1,121)		$32,555

See Notes to Consolidated Financial Statements

Note 1. Nature of Banking Activities and Significant Accounting Policies

First National Corporation (the Company) is the financial holding company of First Bank (the Bank), First National (VA) Statutory Trust I (Trust I), First National (VA) Statutory Trust II (Trust II) and First National (VA) Statutory Trust III (Trust III). The Trusts were formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities. The Bank owns First Bank Financial Services, Inc., which invests in partnerships that provide title insurance and investment services. The Bank provides commercial and personal loans, residential mortgages, credit cards, a variety of deposit products and personal trust and investment services to its customers in the northern Shenandoah Valley region of Virginia.

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America and to accepted practices within the banking industry.

Principles of Consolidation

The consolidated financial statements of First National Corporation include the accounts of all six companies. All material intercompany balances and transactions have been eliminated in consolidation, except for balances and transactions related to the Trusts. FASB Interpretation No. 46(R) requires that the Company no longer consolidate the Trusts. The subordinated debt of these Trusts is reflected as a liability of the Company.

Use of Estimates

In preparing consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the balance sheet and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within the northern Shenandoah Valley region of Virginia. Note 3 discusses the types of lending that the Company engages in. The Company has identified a concentration of credit risk in the hotel and motel industry. See Note 3 for further information on this concentration of credit risk. The Company does not have a significant concentration to any one customer.

Cash and Cash Equivalents

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as those amounts included in the balance sheet captions "Cash and due from banks and interest-bearing deposits in banks."

Securities

Securities not classified as held to maturity, including equity securities with readily determinable fair values, are classified as "available for sale" and recorded at fair value, with unrealized gains and losses excluded from earnings and reported in other comprehensive income. At December 31, 2006 and 2005, all of the Company's securities were classified as available for sale.

Purchase premiums and discounts are recognized in interest income using the interest method over the terms of the securities. Declines in the fair value of securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value. At December 31, 2006, there were no other than temporary declines in fair value. Gains and losses on the sale of securities are recorded on the settlement date and are determined using the specific identification method.

Loans Held for Sale

Loans originated and intended for sale in the secondary market are carried at the lower of aggregate cost or estimated fair value. The Company, through its banking subsidiary, requires a firm purchase commitment from a permanent investor before a loan can be closed, thus limiting interest rate risk. Net unrealized losses, if any, are recognized through a valuation allowance by charges to income.

The Bank enters into commitments to originate mortgage loans whereby the interest rate on the loan is determined prior to funding (rate lock commitments). Rate lock commitments on mortgage loans that are intended to be sold are considered to be derivatives. The period of time between issuance of a loan commitment and closing and sale of the loan generally ranges from 30 to 60 days. The Bank protects itself from changes in interest rates through the use of best efforts forward delivery commitments, whereby the Bank commits to sell a loan at the time the borrower commits to an interest rate with the intent that the buyer has assumed interest rate risk on the loan. As a result, the Bank is not exposed to losses nor will it realize significant gains related to its rate lock commitments due to changes in interest rates. The correlation between the rate lock commitments and the best efforts contracts is very high due to their similarity.

The market value of rate lock commitments and best efforts contracts is not readily ascertainable with precision because rate lock commitments and best efforts contracts are not actively traded in stand-alone markets. The Bank determines the fair value of rate lock commitments and best efforts contracts by measuring the change in the value of the underlying asset while taking into consideration the probability that the rate lock commitments will close. Because of the high correlation between rate lock commitments and best efforts contracts, no gain or loss occurs on the rate lock commitments.

Loans

The Company, through its banking subsidiary, grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by residential and commercial loans secured by real estate throughout the northern Shenandoah Valley region of Virginia. The ability of the Bank's debtors to honor their contracts is subject to the real estate and general economic conditions in this area.

Loans that management has the intent and ability to hold for the foreseeable future or until maturity or pay-off generally are reported at their outstanding unpaid principal balances less the allowance for loan losses and any deferred fees or costs on originated loans. Interest income is accrued and accredited to income based on the unpaid principal balance. Loan origination fees, net of certain origination costs, are deferred and recognized as an adjustment of the related loan yield using the interest method.

The accrual of interest on mortgage and commercial loans is discontinued at the time the loan is 90 days delinquent unless the credit is well-secured and in process of collection. Credit card loans and other personal loans are typically charged off no later than 180 days past due. In all cases, loans are placed on nonaccrual or charged-off at an earlier date if collection of principal or interest is considered doubtful.

All interest accrued but not collected for loans that are placed on nonaccrual or charged off is reversed against interest income. The interest on these loans is accounted for on the cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on three basic principles of accounting: (i) Statement of Financial Accounting Standards (SFAS) No. 5 "Accounting for Contingencies," which requires that losses be accrued when they are probable of occurring and estimable, (ii) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance and (iii) U.S. Securities and Exchange Commission Staff Accounting Bulletin (SAB) No. 102 "Selected Loan Loss Allowance Methodology and Documentation Issues," which requires adequate documentation to support the allowance for loan losses estimate. For further information about the Company's loans and the allowance for loan losses, see Notes 3 and 4.

The allowance for loan losses is established as losses are estimated to have occurred through a provision for loan losses charged to earnings. Loan losses are charged against the allowance when management believes the uncollectibility of a loan balance is confirmed. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses has two basic components: the specific allowance and the general allowance. Both of these components are determined based upon estimates that can and do change when the actual events occur. The allowance for loan losses is comprised of the sum of the specific allowance and the general allowance.

The specific allowance is used to individually allocate an allowance for larger balance, commercial, non-homogeneous loans. The specific allowance uses various techniques to arrive at an estimate of loss. First, analysis of the borrower's overall financial condition, resources and payment record; the prospects for support from financial guarantors; and the fair market value of collateral, net of selling costs are used to estimate the probability and severity of inherent losses. Second, historical default rates and loss severities, internal risk ratings, industry and market conditions and trends, and other environmental factors are considered. The use of these values is inherently subjective and actual losses could differ from the estimates.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value (net of selling costs), and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record, and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price, or the fair market value of the collateral, net of selling costs, if the loan is collateral dependent. The Bank does not separately identify individual consumer and residential loans for impairment disclosures.

The general allowance is used for estimating the loss on pools of smaller-balance, homogeneous loans including residential mortgage loans, installment loans, other consumer loans and outstanding loan commitments. This formula is also used for the remaining pool of larger balance, non-homogeneous loans, which were not allocated a specific allowance upon impairment review. The general allowance begins with estimates of probable losses inherent in the loan portfolio based upon various statistical analyses. These include analysis of historical delinquency and loss experience over a five-year period, together with analyses that reflect current economic trends and conditions. The general allowance uses a historical loss view as an indicator of future losses. As a result, even though this history is regularly updated with the most recent information, it could differ from the loss incurred in the future.

Premises and Equipment

Land is carried at cost. Premises and equipment are stated at cost, less accumulated depreciation and amortization. Premises and equipment are depreciated over their estimated useful lives ranging from three years to forty years; leasehold improvements are amortized over the lives of the respective leases or the estimated useful life of the leasehold improvement, whichever is less. Software is amortized over its estimated useful life ranging from three to seven years. Depreciation and amortization are recorded on the straight-line method.

Costs of maintenance and repairs are charged to expense as incurred. Costs of replacing structural parts of major units are considered individually and are expensed or capitalized as the facts dictate. Gains and losses on routine dispositions are reflected in current operations.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value less cost to sell at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. The Company had no foreclosed real estate at December 31, 2006 and 2005.

Transfers of Financial Assets

Transfers of financial assets, including loan participations, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before maturity.

Income Taxes

Deferred income tax assets and liabilities are determined using the liability method. Under this method, the net deferred tax asset or liability is determined based on the tax effects of the temporary differences between the book and tax bases of the various balance sheet assets and liabilities and gives current recognition to changes in tax rates and laws.

Trust and Asset Management Department

Securities and other property held by the Trust and Asset Management Department in a fiduciary or agency capacity are not assets of the Company and are not included in the accompanying consolidated financial statements.

Earnings Per Share

Basic earnings per share represents income available to common shareholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued, as well as any adjustment to income that would result from the assumed issuance. There are no potential common shares that would have a dilutive effect. Earnings per share for prior periods has been restated to give retroactive effect of the Company's two-for-one stock split declared March 16, 2005. The stock split was payable on April 29, 2005 to shareholders of record as of March 30, 2005. Shares not committed to be released under the Company's leveraged Employee Stock Ownership Plan (ESOP) are not considered to be outstanding. See Note 11 for further information on the Company's ESOP. The average number of common shares outstanding used to calculate basic and diluted earnings per share were 2,916,958, 2,923,404 and 2,924,124 at December 31, 2006, 2005 and 2004, respectively.

Advertising Costs

The Company follows the policy of charging the production costs of advertising to expense as incurred. Total advertising expense incurred for 2006, 2005 and 2004 was $339 thousand, $290 thousand and $380 thousand, respectively.

Reclassifications

Certain reclassifications have been made to prior period balances to conform to the current year presentation.

Recent Accounting Pronouncements

In September 2006, the Securities and Exchange Commission (SEC) released Staff Accounting Bulletin No. 108 (SAB 108). SAB 108 expresses the SEC staff's views regarding the process of quantifying financial statement misstatements. These interpretations were issued to address diversity in practice and the potential under current practice for the build up of improper amounts on the balance sheet. SAB 108 expresses the SEC staff's view that a registrant's materiality evaluation of an identified unadjusted error should quantify the effects of the error on each financial statement and related financial statement disclosures and that prior year misstatements should be considered in quantifying misstatements in current year financial statements. SAB 108 also states that correcting prior year financial statements for immaterial errors would not require previously filed reports to be amended. Such correction may be made the next time the registrant files the prior year financial statements. Registrants electing not to restate prior periods should reflect the effects of initially applying the guidance in SAB 108 in their annual financial statements covering the first fiscal year ending after November 15, 2006. The cumulative effect of the initial application should be reported in the carrying amounts of assets and liabilities as of the beginning of that fiscal year and the offsetting adjustment should be made to the opening balance of retained earnings for that year. Registrants should disclose the nature and amount of each individual error being corrected in the cumulative adjustment. The disclosure should also include when and how each error arose and the fact that the errors had previously been considered immaterial. The SEC staff encourages early application of the guidance in SAB 108 for interim periods of the first fiscal year ending after November 15, 2006. The implementation of SAB 108 did not have a material impact on the Company's financial statements.

In February 2006, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards No. 155, "Accounting for Certain Hybrid Financial Instruments – an amendment of FASB Statements No. 133 and 140" (SFAS 155). SFAS 155 permits fair value measurement of any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. The Statement also clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. SFAS 155 also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. Finally, SFAS

155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS 155 is effective for all financial instruments acquired or issued after the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect the implementation of SFAS 155 to have a material impact on its financial statements.

In March 2006, the FASB issued Statement of Financial Accounting Standards No. 156, "Accounting for Servicing of Financial Assets – an amendment of FASB Statement No. 140" (SFAS 156). SFAS 156 requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into certain servicing contracts. The Statement also requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable. SFAS 156 permits an entity to choose between the amortization and fair value methods for subsequent measurements. At initial adoption, the Statement permits a one-time reclassification of available for sale securities to trading securities by entities with recognized servicing rights. SFAS 156 also requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities. This Statement is effective as of the beginning of an entity's first fiscal year that begins after September 15, 2006. The Company does not expect the implementation of SFAS 156 to have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 does not require any new fair value measurements but may change current practice for some entities. This Statement is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those years. The Company does not expect the implementation of SFAS 157 to have a material impact on its financial statements.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans – an amendment of FASB Statements No. 87, 88, 106, and 132(R)" (SFAS 158). SFAS 158 requires an employer to recognize the funded status of a defined benefit postretirement plan as an asset or liability in its statement of financial position and to recognize changes in that funded status in the year in which the changes occur through comprehensive income. The funded status of a benefit plan will be measured as the difference between plan assets at fair value and the benefit obligation. For a pension plan, the benefit obligation is the projected benefit obligation. For any other postretirement plan, the benefit obligation is the accumulated postretirement benefit obligation. SFAS No.158 also requires an employer to measure the funded status of a plan as of the date of its year-end statement of financial position. The Statement also requires additional disclosure in the notes to financial statements about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation. The Company is required to initially recognize the funded status of a defined benefit postretirement plan and to provide the required disclosures as of the end of the fiscal year ending after December 15, 2006. The requirement to measure plan assets and benefit obligations as of the date of the employers' fiscal year-end statement of financial position is effective for fiscal years ending after December 15, 2008. Refer to Note 11 for further discussion of the impact the adoption of this standard had on the Company's financial condition.

In June 2006, the FASB issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes: An Interpretation of FASB Statement No. 109" (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an entity's financial statements in accordance with SFAS 109. The Interpretation prescribes a recognition threshold and measurement principles for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not expect the implementation of FIN 48 to have a material impact on its financial statements.

In September 2006, the Emerging Issues Task Force issued EITF 06-4, "Accounting for Deferred Compensation and Postretirement Benefit Aspects of Endorsement Split-Dollar Life Insurance Arrangements." This consensus concludes that for a split-dollar life insurance arrangement within the scope of this Issue, an employer should recognize a liability for future benefits in accordance with FASB Statement No. 106 (if, in substance, a postretirement benefit plan exits) or APB Opinion No. 12 (if the arrangement is, in substance, an individual deferred compensation contract) based on the substantive agreement with the employee. The consensus is effective for fiscal years beginning after December 15, 2007. The Company is currently evaluating the effect that EITF No. 06-4 will have on its consolidated financial statements when implemented.

Note 2. Securities

The Company invests in U.S. agency and mortgage-backed securities, obligations of state and political subdivisions, corporate equity securities and restricted securities. Restricted securities include required equity investments in certain correspondent banks which have no readily determinable market value. Amortized costs and fair values of securities available for sale at December 31, 2006 and 2005, were as follows:

	2006 (in thousands)			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. agency and mortgage-backed securities	$ 47,076	$ 6	$ (653)	$ 46,429
Obligations of states and political subdivisions	10,273	123	(30)	10,366
Corporate equity securities	10	143	-	153
Restricted securities	3,392	-	-	3,392
	$ 60,751	$ 272	$ (683)	$ 60,340

	2005 (in thousands)			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Fair Value
U.S. agency and mortgage-backed securities	$ 58,458	$ 24	$ (891)	$ 57,591
Obligations of states and political subdivisions	9,829	121	(75)	9,875
Corporate equity securities	8	120	-	128
Restricted securities	3,484	-	-	3,484
	$ 71,779	$ 265	$ (966)	$ 71,078

At December 31, 2006 and 2005, investments in an unrealized loss position that are temporarily impaired were as follows:

	2006 (in thousands)					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
U.S. agency and mortgage-backed securities	$ 15,340	$ (48)	$ 29,488	$ (605)	$ 44,828	$ (653)
Obligations of states and political subdivisions	1,142	(5)	1,618	(25)	2,760	(30)
	$ 16,482	$ (53)	$ 31,106	$ (630)	$ 47,588	$ (683)

	2005 (in thousands)					
	Less than 12 months		12 months or more		Total	
	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)	Fair Value	Unrealized (Loss)
U.S. agency and mortgage-backed securities	$ 35,200	$ (566)	$ 9,694	$ (325)	$ 44,894	$ (891)
Obligations of states and political subdivisions	2,438	(22)	1,410	(53)	3,848	(75)
	$ 37,638	$ (588)	$ 11,104	$ (378)	$ 48,742	$ (966)

The tables above provide information about securities that have been in an unrealized loss position for less than twelve consecutive months and securities that have been in an unrealized loss position for twelve consecutive months or more. All of the securities with unrealized losses are considered temporarily impaired and are a result of interest rate factors. These securities have not suffered credit deterioration and the Company has the ability to hold these issues until maturity. At December 31, 2006, there were thirty-nine agency and mortgage-backed securities and nine obligations of state and political subdivisions in an unrealized loss position. Ninety-eight percent of the Company's investment portfolio had AAA credit ratings with a weighted-average repricing term of 4.0 years at December 31, 2006.

The amortized cost and fair value of securities available for sale at December 31, 2006 by contractual maturity, are shown below. Expected maturities of mortgage-backed securities will differ from contractual maturities because borrowers may have the right to prepay obligations with or without call or prepayment penalties. Corporate equity securities and restricted securities are not included in the maturity categories in the following maturity summary because they do not have a stated maturity date.

	(in thousands) Amortized Cost	Fair Value
Due within one year	$ 990	$ 991
Due after one year through five years	14,361	14,266
Due after five years through ten years	19,390	19,224
Due after ten years	22,608	22,314
Corporate equity securities	10	153
Restricted securities	3,392	3,392
	$ 60,751	$ 60,340

Proceeds from sales of securities available for sale during 2006, 2005 and 2004 were $4.4 million, $13.8 million and $565 thousand, respectively. Gross gains of $3 thousand were realized on those sales during 2006 and gross losses of $140 thousand were realized on those sales during 2005. There were no gains or losses on sales of securities during 2004.

Securities having a book value of $52.6 million and $15.1 million at December 31, 2006 and 2005 were pledged to secure public deposits and for other purposes required by law.

Note 3. Loans

Loans at December 31, 2006 and 2005 are summarized as follows:

	(in thousands) 2006	2005
Mortgage loans on real estate:		
Construction	$ 60,913	$ 49,748
Secured by farm land	2,507	2,195
Secured by 1-4 family residential	112,323	99,442
Other real estate loans	168,754	148,805
Loans to farmers (except those secured by real estate)	2,150	1,818
Commercial and industrial loans (except those secured by real estate)	50,854	41,124
Consumer loans	24,423	29,444
Deposit overdrafts	232	196
All other loans	4,973	5,078
Total loans	$ 427,129	$ 377,850
Allowance for loan losses	3,978	3,528
Loans, net	$ 423,151	$ 374,322

The Company has a credit concentration in mortgage loans on real estate. These loans totaled $344.5 million, or 81.4% of loans, net of the allowance for loan losses, and $300.2 million, or 80.2% of loans, net of the allowance for loan losses, at December 31, 2006 and 2005, respectively. Although the Company believes that its underwriting standards are generally conservative, the ability of its borrowers to meet their mortgage obligations is dependent upon local economic conditions. Construction loans totaled $60.9 million and $49.7 million, or 14.4% and 13.3% of loans, net of the allowance for loan losses, at December 31, 2006 and 2005, respectively.

The Company has identified and is monitoring another concentration of credit risk. This concentration involves loans secured by hotels and motels, which totaled $28.9 million at December 31, 2006, representing 88.6% of total equity and 6.8% of loans, net of the allowance for loan losses. At December 31, 2005, this concentration totaled $31.2 million representing 106.2% of total equity and 8.3% of loans, net of the allowance for loan losses. These loans are included in other real estate loans in the above table. The Company experienced no loan losses related to this identified risk during the years ending December 31, 2006, 2005 and 2004.

Note 4. Allowance for Loan Losses

Transactions in the allowance for loan losses for the years ended December 31, 2006, 2005 and 2004 were as follows:

	(in thousands)		
	2006	**2005**	**2004**
Balance at beginning of year	$ 3,528	$ 2,877	$ 2,547
Provision charged to operating expense	378	838	810
Loan recoveries	320	234	89
Loan charge-offs	(248)	(421)	(569)
Balance at end of year	$ 3,978	$ 3,528	$ 2,877

Information about impaired loans as of and for the years ended December 31, 2006, 2005 and 2004 is as follows:

	(in thousands)	
	2006	**2005**
Impaired loans for which an allowance has been provided	$ 49	$ 49
Impaired loans for which no allowance has been provided	-	-
Total impaired loans	$ 49	$ 49
Allowance provided for impaired loans included in the allowance for loan losses	$ 25	$ 25
Average balance in impaired loans	$ 59	$ 102

Nonaccrual loans excluded from impaired loan disclosure under SFAS 114 amounted to $161 thousand, $153 thousand and $182 thousand at December 31, 2006, 2005 and 2004, respectively. If interest on these loans had been accrued, such income would have approximated $22 thousand, $19 thousand and $6 thousand for 2006, 2005 and 2004, respectively. Loans past due greater than ninety days and still accruing interest at December 31, 2006, 2005 and 2004 totaled $511 thousand, $487 thousand and $76 thousand, respectively.

Note 5. Premises and Equipment

Premises and equipment are summarized as follows at December 31, 2006 and 2005:

	(in thousands)	
	2006	**2005**
Land	$ 4,001	$ 2,280
Buildings and leasehold improvements	10,995	8,716
Furniture and equipment	7,444	6,192
Construction in process	1,236	1,794
	$ 23,676	$ 18,982
Less accumulated depreciation	6,073	5,063
	$ 17,603	$ 13,919

Depreciation expense included in operating expenses for 2006, 2005 and 2004 was $1.0 million, $798 thousand and $704 thousand, respectively.

Note 6. Deposits

The aggregate amount of time deposits, in denominations of $100 thousand or more, was $85.7 million and $72.6 million at December 31, 2006 and 2005, respectively.

At December 31, 2006, the scheduled maturities of time deposits were as follows:

	(in thousands)
2007	$ 115,576
2008	50,175
2009	9,449
2010	4,471
2011	4,568
	$ 184,239

Note 7. Other Borrowings

The Bank had unused lines of credit totaling $76.6 million and $50.3 million available with non-affiliated banks at December 31, 2006 and 2005, respectively. These amounts primarily consist of a blanket floating lien agreement with the Federal Home Loan Bank of Atlanta in which the Bank can borrow up to 19% of its assets.

At December 31, 2006 and 2005, the Bank had borrowings from the Federal Home Loan Bank system totaling $45.0 million and $50.0 million, respectively, which mature through March 17, 2008. The interest rate on these borrowings ranged from 4.30% to 5.52% and the weighted average rate was 5.26% at December 31, 2006. The Bank had collateral pledged on these borrowings at December 31, 2006 including real estate loans totaling $72.4 million, and Federal Home Loan Bank stock with a book value of $3.0 million.

The Bank had a $204 thousand note payable, secured by a deed of trust, for land purchased to construct a banking office, which requires monthly payments of $2 thousand, and matures January 3, 2016. The fixed interest rate on this loan is 4.00%.

At December 31, 2006, the Company had a $546 thousand unsecured note payable, which requires monthly payments of $11 thousand and matures September 12, 2011. The fixed interest rate on this loan is 7.35%.

The contractual maturities of other borrowings at December 31, 2006 were as follows:

	(in thousands)
2007	$ 35,118
2008	10,127
2009	136
2010	146
2011	124
Later years	99
	$ 45,750

Note 8. Company Obligated Mandatorily Redeemable Capital Securities

On March 11, 2003, First National (VA) Statutory Trust I (Trust I), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities, commonly known as trust preferred securities. On March 26, 2003, $3.0 million of trust preferred securities were issued through a pooled underwriting. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2006 was 8.52%. The securities have a mandatory redemption date of March 26, 2033, and are subject to varying call provisions beginning March 26, 2008. The principal asset of Trust I is $3.1 million of the Company's junior subordinated debt securities with maturities and interest rates comparable to the trust preferred securities. The Trust's obligations under the trust preferred securities are fully and unconditionally guaranteed by the Company.

On June 8, 2004, First National (VA) Statutory Trust II (Trust II), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On June 17, 2004, $5.0 million of trust preferred securities were issued through a pooled underwriting. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2006 was 7.96%. The securities have a mandatory redemption date of June 17, 2034, and are subject to varying call provisions beginning June 17, 2009. The principal asset of Trust II is $5.2 million of the Company's junior subordinated debt securities with maturities and interest rates comparable to the trust preferred securities. The Trust's obligations under the trust preferred securities are fully and unconditionally guaranteed by the Company.

On July 24, 2006, First National (VA) Statutory Trust III (Trust III), a wholly-owned subsidiary of the Company, was formed for the purpose of issuing redeemable capital securities. On July 31, 2006, $4.0 million of trust preferred securities were issued through a pooled underwriting. The securities have a LIBOR-indexed floating rate of interest. The interest rate at December 31, 2006 was 7.26%. The securities have a mandatory redemption date of October 1, 2036, and are subject to varying call provisions beginning October 1, 2011. The principal asset of Trust III is $4.1 million of the Company's junior subordinated debt securities with maturities and interest rates comparable to the trust preferred securities. The Trust's obligations under the trust preferred securities are fully and unconditionally guaranteed by the Company.

While these securities are debt obligations of the Company, they are included in capital for regulatory capital ratio calculations. Under present regulations, the trust preferred securities may be included in Tier 1 capital for regulatory capital adequacy purposes as long as their amount does not exceed 25% of Tier 1 capital, including total trust preferred securities. The portion of the trust preferred securities not considered as Tier 1 capital, if any, may be included in Tier 2 capital. At December 31, 2006, $11.6 million of trust preferred securities issued by the Trusts were included in the Company's Tier 1 capital.

Note 9. Income Taxes

Net deferred tax assets consisted of the following components at December 31, 2006 and 2005:

	(in thousands) 2006	2005
Deferred Tax Assets		
Allowance for loan losses	$ 1,219	$ 1,075
Interest on nonaccrual loans	13	10
Securities available for sale	188	238
Unfunded pension liability	437	-
	$ 1,857	1,323
Deferred Tax Liabilities		
Depreciation	549	554
Prepaid pension	254	56
Discount accretion	8	7
Loan origination costs, net	59	85
Other	77	57
	$ 947	$ 759
Net deferred tax assets	$ 910	$ 564

The provision for income taxes for the years ended December 31, 2006, 2005 and 2004 consisted of the following:

	2006	*(in thousands)* 2005	2004
Current tax expense	$ 2,725	$ 2,775	$ 1,668
Deferred tax expense (benefit)	41	(238)	264
	$ 2,766	$ 2,537	$ 1,932

The income tax provision differs from the amount of income tax determined by applying the U.S. federal income tax rate to pretax income for the years ended December 31, 2006, 2005 and 2004, due to the following:

	(in thousands) 2006	2005	2004
Computed tax expense at statutory federal rate	$ 2,912	$ 2,695	$ 2,087
Increase (decrease) in income taxes resulting from:			
Tax-exempt interest and dividend income	(153)	(169)	(164)
Other	7	11	9
	$ 2,766	$ 2,537	$ 1,932

Note 10. Funds Restrictions and Reserve Balance

Transfers of funds from the banking subsidiary to the parent Company in the form of loans, advances and cash dividends are restricted by federal and state regulatory authorities. At December 31, 2006, the aggregate amount of unrestricted funds which could be transferred from the banking subsidiary to the parent Company, without prior regulatory approval, totaled $11.2 million.

The Bank must maintain a reserve against its deposits in accordance with Regulation D of the Federal Reserve Act. For the final weekly reporting period in the years ended December 31, 2006 and 2005, the aggregate amounts of daily average required balances were approximately $1.2 million and $772 thousand, respectively.

Note 11. Benefit Plans

Pension Plan

The Bank has a noncontributory, defined benefit pension plan for all full-time employees over 21 years of age with at least one year of credited service. Benefits are generally based upon years of service and average compensation for the five highest-paid consecutive years of service. The Bank's funding practice has been to make at least the minimum required annual contribution permitted by the Employee Retirement Income Security Act of 1974, as amended, and the Internal Revenue Code of 1986, as amended. The following table provides a reconciliation of the changes in the plan benefit obligation and the fair value of assets for the periods ended December 31, 2006 and 2005, computed as of October 1 of each respective year.

	(in thousands) 2006	2005
Change in Benefit Obligation		
Benefit obligation, beginning of year	$ 4,172	$ 3,682
Service cost	237	195
Interest cost	240	221
Actuarial (gain) loss	(142)	200
Benefits paid	(83)	(126)
Benefit obligation, end of year	$ 4,424	$ 4,172
Changes in Plan Assets		
Fair value of plan assets, beginning of year	$ 2,887	$ 2,582
Actual return on plan assets	206	268
Employer contributions	876	163
Benefits paid	(83)	(126)
Fair value of assets, end of year	$ 3,886	$ 2,887
Funded Status, end of year	$ (538)	$ (1,285)
Amounts Recognized in the Balance Sheet		
Noncurrent assets	$ -	N/A
Current liabilities	-	N/A
Other liabilities	(538)	N/A
Amount recognized	$ (538)	N/A

	2006	2005
Amounts Recognized in Accumulated Other Comprehensive Income		
Net loss	$ 1,290	N/A
Prior service cost	20	N/A
Net obligation at transition	(23)	N/A
Deferred income tax benefit	(437)	N/A
Amount recognized	$ 850	N/A
Funded Status		
Benefit obligation	$ (4,424)	$ (4,172)
Fair value of assets	3,886	2,887
Net actuarial loss	1,290	1,456
Net obligation at transition	(23)	(28)
Prior service cost	20	23
Net amount included in other assets	$ 749	$ 166
Other Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income		
Net loss	$ 1,290	N/A
Prior service cost	20	N/A
Amortization of prior service cost	-	N/A
Net obligation at transition	(23)	N/A
Deferred income tax benefit	(437)	N/A
Total recognized in other comprehensive income	$ 850	N/A
Weighted Average Assumptions Used to Determine Benefit Obligation as of December 31		
Discount rate used for disclosure	6.00%	5.75%
Expected return on plan assets	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%

The Company adopted the recognition provisions of SFAS 158 as of December 31, 2006. The following table illustrates the incremental effect of applying SFAS 158 on individual line items in the Company's financial statements at December 31, 2006.

(in thousands)	Before Application of Statement 158	Adjustments	After Application of Statement 158
Prepaid pension benefits	$ 749	$ (749)	$ -
Deferred income taxes	473	437	910
Total other assets	4,459	(312)	4,147
Accrued interest and other liabilities	935	1,287	2,222
Accumulated other comprehensive income (loss), net	271	(850)	(1,121)

	2006	2005 *(in thousands)*	2004
Components of Net Periodic Benefit Cost			
Service cost	$ 237	$ 195	$ 150
Interest cost	240	221	195
Expected return on plan assets	(231)	(196)	(132)
Amortization of prior service cost	3	3	3
Amortization of net obligation at transition	(6)	(6)	(6)
Recognized net actuarial loss	52	51	38
Net periodic benefit cost	$ 295	$ 268	$ 248

Total Recognized in Net Periodic Benefit Cost and Other Comprehensive Income	$ 1,582	$ 268	$ 248
Weighted Average Assumptions Used to Determine Net Periodic Benefit Cost as of December 31			
Discount rate	5.75%	6.00%	6.50%
Expected return on plan assets	8.50%	8.50%	8.50%
Rate of compensation increase	5.00%	5.00%	5.00%

The plan sponsor selects the expected long-term rate of return on assets assumption in consultation with their investment advisors and actuary. This rate is intended to reflect the average rate of earnings expected to be earned on the funds invested or to be invested to provide plan benefits. Historical performance is reviewed, especially with respect to real rates of return (net of inflation), for the major asset classes held or anticipated to be held by the trust, and for the trust itself. Undue weight is not given to recent experience, which may not continue over the measurement period, with higher significance placed on current forecasts of future long-term economic conditions.

Because assets are held in a qualified trust, anticipated returns are not reduced for taxes. Further, solely for this purpose, the plan is assumed to continue in force and not terminate during the period during which assets are invested. However, consideration is given to the potential impact of current and future investment policy, cash flow into and out of the trust, and expenses (both investment and non-investment) typically paid from plan assets (to the extent such expenses are not explicitly estimated within periodic cost).

The pension plan's weighted-average asset allocations at the end of the plan year for 2006 and 2005, by asset category were as follows:

	2006	**2005**
Asset Category		
Mutual funds - fixed income	40%	40%
Mutual funds - equity	47%	56%
Other	13%	4%
Total	100%	100%

The trust fund is sufficiently diversified to maintain a reasonable level of risk without imprudently sacrificing return, with a targeted asset allocation of 50% fixed income and 50% equities. The Investment Manager selects investment fund managers with demonstrated experience and expertise, and funds with demonstrated historical performance for the implementation of the Plan's investment strategy. The Investment Manager will consider both actively and passively managed investment strategies and will allocate funds across the asset classes to develop an efficient investment structure.

It is the responsibility of the Trustee to administer the investments of the Trust within reasonable costs, being careful to avoid sacrificing quality. These costs include, but are not limited to, management and custodial fees, consulting fees, transaction costs and other administrative costs chargeable to the Trust.

The Company made cash contributions of $876 thousand and $163 thousand for the 2006 and 2005 plan years, respectively, and expects to contribute $329 thousand for the 2007 plan year. The accumulated benefit obligation for the defined benefit pension plan was $2.3 million and $2.1 million at December 31, 2006 and 2005, respectively.

Estimated future benefit payments, which reflect expected future service, as appropriate, were as follows at December 31, 2006:

	(in thousands)
2007	$ 23
2008	23
2009	31
2010	31
2011	30
Years 2012-2016	481

401(k) Plan

The Company maintains a 401(k) plan for all eligible employees. Participating employees may elect to contribute up to 95% of their compensation subject to certain limits based on federal tax laws. The Company makes matching contributions up to the first three percent of an employee's compensation contributed to the Plan. The amount that the Company matches is contributed for the benefit of the respective employee to the employee stock ownership plan (ESOP). All employees who work at least one thousand hours per year are eligible. Employee contributions vest immediately. Employer match contributions vest after three plan service years with the Company. The Company has the discretion to make a profit sharing contribution to the Plan each year based on overall performance, profitability, and other economic factors. For the years ended December 31, 2006, 2005 and 2004, expense attributable to the Plan amounted to $162 thousand, $98 thousand and $82 thousand, respectively.

Employee Stock Ownership Plan

On January 1, 2000, the Company established an employee stock ownership plan. The ESOP provides an opportunity for the Company to award shares of First National Corporation stock to employees at its discretion. All employees who work at least one thousand hours per year are eligible. Participants become 100% vested after three years of credited service. In addition to the 401(k) matching contributions made by the Company to the ESOP, the Board of Directors may make discretionary contributions, within certain limitations prescribed by federal tax regulations.

The ESOP's debt was incurred when the Company loaned the ESOP $570 thousand from the proceeds the Company received from its bank note payable (also see Note 7). The ESOP shares initially were pledged as collateral for its debt. As the debt is repaid, shares are released from collateral and allocated to employees, based on the proportion of debt service paid in the year. The shares are deducted from shareholders' equity as unearned ESOP shares in the accompanying balance sheets. As shares are released from collateral, the Company reports compensation expense equal to the current market price of the shares, and the shares become outstanding for EPS computations. Dividends on allocated ESOP shares are recorded as a reduction of retained earnings; dividends on unallocated ESOP shares are recorded as a reduction of debt and accrued interest.

Compensation expense for the ESOP was $3 thousand for the year ended December 31, 2006. There was no compensation expense for the ESOP for the years ended December 31, 2005 and 2004.

Shares of the Company held by the ESOP at December 31, 2006, 2005 and 2004, are as follows:

	2006	2005	2004
Allocated shares	25,730	24,654	12,904
Unreleased shares	20,309	-	-
Total ESOP shares	46,039	24,654	12,904
Fair value of unreleased shares (in thousands)	$ 548	$ -	$ -

Split Dollar Life Insurance Plan

On January 6, 1999, the Bank adopted a Director Split Dollar Life Insurance Plan. This Plan provides life insurance coverage to insurable directors of the Bank. The Bank owns the policies and is entitled to all values and proceeds. The Plan provides retirement benefits and the payment of benefits at the death of the insured director. The amount of benefits will be determined by the performance of the policies over the director's life.

Note 12. Commitments and Unfunded Credits

The Company, through its banking subsidiary is a party to credit related financial instruments with risk not reflected in the consolidated financial statements in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit, standby letters of credit and commercial letters of credit. Such commitments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the consolidated balance sheets.

The Bank's exposure to credit loss is represented by the contractual amount of these commitments. The Bank follows the same credit policies in making commitments as it does for on-balance-sheet instruments.

At December 31, 2006 and 2005, the following financial instruments were outstanding whose contract amounts represent credit risk:

	(in thousands)	
	2006	**2005**
Commitments to extend credit	$ 68,712	$ 64,596
Stand-by letters of credit	6,959	8,801
Rate lock commitments	2,240	1,188

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. The commitments for lines of credit may expire without being drawn upon. Therefore, the total commitment amounts do not necessarily represent future cash requirements. The amount of collateral obtained, if it is deemed necessary by the Bank, is based on management's credit evaluation of the customer.

Unfunded commitments under commercial lines of credit, revolving credit lines and overdraft protection agreements are commitments for possible future extensions of credit to existing customers. These lines of credit are collateralized as deemed necessary and usually do not contain a specified maturity date and may not be drawn upon to the total extent to which the Bank is committed.

Commercial and standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those letters of credit are primarily issued to support public and private borrowing arrangements. Essentially all letters of credit issued have expiration dates within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. The Bank generally holds collateral supporting those commitments if deemed necessary.

At December 31, 2006, the Bank had entered into locked-rate commitments to originate mortgage loans amounting to $2.2 million and had loans held for sale of $105 thousand. Risks arise from the possible inability of counterparties to meet the terms of their contracts. The Bank does not expect any counterparty to fail to meet its obligations.

The Bank has cash accounts in other commercial banks. The amount on deposit at these banks at December 31, 2006, exceeded the insurance limits of the Federal Deposit Insurance Corporation by $364 thousand.

Note 13. Stock Split

On March 16, 2005, the Board of Directors of the Company declared a two-for-one stock split of the Company's common stock, including authorized and unissued shares. The stock split was payable on April 29, 2005 to shareholders of record as of March 30, 2005. As a result of the stock split, the Company had 8,000,000 shares of common stock authorized, at a par value of $1.25 per share, and 2,924,124 shares outstanding at April 29, 2005. Subsequent to the stock split, the Company purchased and retired 1,264 shares of its common stock, resulting in 2,922,860 shares outstanding at December 31, 2005. Prior period financial information has been restated to reflect the stock split, as appropriate.

Note 14. Transactions with Related Parties

During the year, executive officers and directors (and companies controlled by them) were customers of and had transactions with the Company in the normal course of business. These transactions were made on substantially the same terms as those prevailing for other customers.

At December 31, 2006 and 2005, these loans totaled $10.9 million and $6.1 million, respectively. During 2006, total principal additions were $7.8 million and total principal payments were $4.3 million.

Deposits from related parties held by the Bank at December 31, 2006 and 2005 amounted to $3.0 million and $2.7 million, respectively.

Note 15. Lease Commitments

The Company was obligated under noncancelable leases for banking premises. Total rental expense for operating leases for 2006, 2005 and 2004 was $71 thousand, $76 thousand and $95 thousand, respectively. Minimum rental commitments under noncancelable leases with terms in excess of one year as of December 31, 2006 were as follows:

	(in thousands) **Operating Leases**
2007	$ 38
2008	22
2009	17
2010	14
2011 and thereafter	65
Total minimum payments	$ 156

Note 16. Dividend Reinvestment Plan

The Company has in effect a Dividend Reinvestment Plan (DRIP) which provides an automatic conversion of dividends into common stock for enrolled shareholders. Stock is purchased on the open market on each dividend payable date.

Shares of common stock can be issued by the Company or purchased in the open market for the additional shares required for the DRIP. The Company purchased 6,471, 6,051 and 7,725 shares on the open market for the years ended December 31, 2006, 2005 and 2004, respectively.

Note 17. Fair Value of Financial Instruments and Interest Rate Risk

The fair value of a financial instrument is the current amount that would be exchanged between willing parties, other than in a forced liquidation. Fair value is best determined based upon quoted market prices. However, in many instances, there are no quoted market prices for the Company's various financial instruments. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. Accordingly, the fair value estimates may not be realized in an immediate settlement of the instrument. SFAS 107 excludes certain financial instruments and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented may not necessarily represent the underlying fair value of the Company.

The following methods and assumptions were used by the Company in estimating fair value disclosures for financial instruments:

Cash and Cash Equivalents

The carrying amounts of cash and short-term instruments approximate fair values.

Securities

For securities available for sale and held for investment purposes, fair values are based on quoted market prices or dealer quotes.

Loans Held for Sale

Fair values of mortgage loans held for sale are based on commitments on hand from investors or prevailing market prices.

Loans

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. Fair values for certain mortgage loans (e.g., one-to-four family residential), credit card loans, and other consumer loans are based on quoted market prices of similar loans sold in conjunction with securitization transactions, adjusted for differences in loan characteristics. Fair values for other loans (e.g., commercial real estate and investment property mortgage loans, commercial and industrial loans) are estimated using discounted cash flow analyses, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Fair values for nonperforming loans are estimated using discounted cash flow analyses or underlying collateral values, where applicable.

Deposit Liabilities

The fair value of demand deposits, savings accounts, and certain money market deposits is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Accrued Interest

The carrying amounts of accrued interest approximate fair value.

Borrowings

The carrying amounts of federal funds purchased and other short-term borrowings maturing within ninety days approximate their fair values. Fair values of all other borrowings are estimated using discounted cash flow analyses based on the Company's current incremental borrowing rates for similar types of borrowing arrangements.

Commitments and Unfunded Credits

The fair value of commitments to extend credit is estimated using the fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the present creditworthiness of the counterparties. For fixed-rate loan commitments, fair value also considers the difference between current levels of interest rates and the committed rates.

The fair value of stand-by letters of credit is based on fees currently charged for similar agreements or on the estimated cost to terminate them or otherwise settle the obligations with the counterparties at the reporting date. At December 31, 2006 and 2005, fair value of loan commitments and standby letters of credit was immaterial.

The estimated fair values of the Company's financial instruments at December 31, 2006 and 2005 were as follows:

	(in thousands)			
	2006		**2005**	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial Assets				
Cash and short-term investments	$ 12,127	$ 12,127	$ 10,447	$ 10,447
Federal funds sold	8,430	8,430	-	-
Securities	60,340	60,340	71,078	71,078
Loans, net	423,151	415,567	374,322	366,668
Loans held for sale	105	105	-	-
Accrued interest receivable	2,038	2,038	1,671	1,671
Financial Liabilities				
Deposits	$ 435,044	$ 436,401	$ 377,657	$ 377,589
Federal funds purchased	-	-	8,217	8,217
Other borrowings	45,750	45,785	50,223	50,092
Company obligated mandatorily redeemable capital securities	12,372	12,811	8,248	8,247
Accrued interest payable	1,134	1,134	772	772

The Company assumes interest rate risk (the risk that general interest rate levels will change) as a result of its normal operations. As a result, the fair values of the Company's financial instruments will change when interest rate levels change and that change may be either favorable or unfavorable to the Company. Management attempts to match maturities of assets and liabilities to the extent believed necessary to minimize interest rate risk. However, borrowers with fixed rate obligations are less likely to prepay in a rising rate environment and more likely to prepay in a falling rate environment. Conversely, depositors who are receiving fixed rates are more likely to withdraw funds before maturity in a rising rate environment and less likely to do so in a falling rate environment. Management monitors rates and maturities of assets and liabilities and attempts to minimize interest rate risk by adjusting terms of new loans and deposits and by investing in securities with terms that mitigate the Company's overall interest rate risk.

Note 18. Regulatory Matters

The Company (on a consolidated basis) and the Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors. Prompt corrective action provisions are not applicable to bank holding companies.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the following table) of total (as defined in the regulations) and Tier 1 capital (as defined) to risk-weighted assets (as defined), and of Tier 1 capital to average assets. Management believes, as of December 31, 2006 and 2005, that the Company and the Bank met all capital adequacy requirements to which they are subject.

As of December 31, 2006, the most recent notification from the Federal Reserve Bank categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the following table. There are no conditions or events since that notification that management believes have changed the institution's category.

The Company's and the Bank's actual capital amounts and ratios are also presented in the following table.

(amounts in thousands)

	Actual		Minimum Capital Requirement		Minimum To Be Well Capitalized Under Prompt Corrective Action Provisions	
	Amount	**Ratio**	**Amount**	**Ratio**	**Amount**	**Ratio**
December 31, 2006:						
Total Capital (to Risk Weighted Assets):						
Company	$ 49,747	11.34%	$ 35,101	8.00%	N/A	N/A
Bank	$ 49,585	11.32%	$ 35,042	8.00%	$ 43,802	10.00%
Tier 1 Capital (to Risk Weighted Assets):						
Company	$ 45,769	10.43%	$ 17,551	4.00%	N/A	N/A
Bank	$ 45,607	10.41%	$ 17,521	4.00%	$ 26,281	6.00%
Tier 1 Capital (to Average Assets):						
Company	$ 45,769	8.76%	$ 20,908	4.00%	N/A	N/A
Bank	$ 45,607	8.73%	$ 20,885	4.00%	$ 26,107	5.00%
December 31, 2005:						
Total Capital (to Risk Weighted Assets):						
Company	$ 41,294	10.59%	$ 31,200	8.00%	N/A	N/A
Bank	$ 40,761	10.47%	$ 31,157	8.00%	$ 38,946	10.00%
Tier 1 Capital (to Risk Weighted Assets):						
Company	$ 37,766	9.68%	$ 15,600	4.00%	N/A	N/A
Bank	$ 37,233	9.56%	$ 15,579	4.00%	$ 23,368	6.00%
Tier 1 Capital (to Average Assets):						
Company	$ 37,766	8.20%	$ 18,415	4.00%	N/A	N/A
Bank	$ 37,233	8.10%	$ 18,394	4.00%	$ 22,992	5.00%

Note 19. Parent Company Only Financial Statements

FIRST NATIONAL CORPORATION
(Parent Company Only)
Balance Sheets
December 31, 2006 and 2005
(in thousands)

	2006	2005
Assets		
Cash	$ 39	$ 83
Investment in subsidiaries, at cost, plus undistributed net income	44,474	36,779
Other assets	1,030	834
Total assets	$ 45,543	$ 37,696
Liabilities and Shareholders' Equity		
Deferred income tax liability	$ 49	$ 41
Note payable	546	-
Company obligated mandatorily redeemable capital securities	12,372	8,248
Other liabilities	21	16
Total liabilities	$ 12,988	$ 8,305
Common stock	$ 3,653	$ 3,653
Surplus	1,465	1,465
Retained earnings, which are substantially undistributed earnings of subsidiaries	29,104	24,735
Unearned ESOP shares	(546)	-
Accumulated other comprehensive income (loss), net	(1,121)	(462)
Total shareholders' equity	$ 32,555	$ 29,391
Total liabilities and shareholders' equity	$ 45,543	$ 37,696

FIRST NATIONAL CORPORATION
(Parent Company Only)
Statements of Income
Three Years Ended December 31, 2006
(in thousands)

	2006	2005	2004
Income			
Dividends from subsidiary	$ 2,000	$ 1,700	$ 1,675
Other	26	4	28
	$ 2,026	$ 1,704	$ 1,703
Expense			
Interest expense	$ 764	$ 495	$ 261
Stationery and supplies	27	27	18
Legal and professional fees	35	22	27
Other	64	70	66
Total expense	$ 890	$ 614	$ 372
Income before allocated tax benefits and undistributed income of subsidiary	$ 1,136	$ 1,090	$ 1,331
Allocated income tax benefits	294	207	117
Income before equity in undistributed income of subsidiary	$ 1,430	$ 1,297	$ 1,448
Equity in undistributed income of subsidiary	4,368	4,092	2,758
Net income	$ 5,798	$ 5,389	$ 4,206

FIRST NATIONAL CORPORATION
(Parent Company Only)
Statements of Cash Flows
Three Years Ended December 31, 2006
(in thousands)

	2006	2005	2004
Cash Flows from Operating Activities			
Net income	$ 5,798	$ 5,389	$ 4,206
Adjustments to reconcile net income to net cash provided by operating activities:			
Undistributed earnings of subsidiaries	(4,368)	(4,092)	(2,758)
Compensation expense for ESOP shares allocated	24	-	-
Increase in other assets	(173)	(24)	(473)
Increase in other liabilities	4	35	44
Net cash provided by operating activities	$ 1,285	$ 1,308	$ 1,019
Cash Flows from Financing Activities			
Proceeds from issuance of company obligated mandatorily redeemable capital securities	$ 4,124	$ -	$ 5,155
Distribution of capital to subsidiary	(4,000)	-	(5,000)
Proceeds from other borrowings	570	-	-
Principal payments on other borrowings	(24)	-	-
Cash dividends paid	(1,429)	(1,315)	(1,199)
Shares issued to leveraged ESOP	(570)	-	-
Acquisition of common stock	-	(28)	-
Net cash used in financing activities	$ (1,329)	$ (1,343)	$ (1,044)
Decrease in cash and cash equivalents	$ (44)	$ (35)	$ (25)
Cash and Cash Equivalents			
Beginning	83	118	143
Ending	$ 39	$ 83	$ 118
Supplemental Disclosures of Noncash Investing Activities, unrealized gain on securities available for sale	$ 23	$ 32	$ 32

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

The Company maintains disclosure controls and procedures that are designed to provide assurance that information required to be disclosed by the Company in the reports that it files or submits under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods required by the Securities and Exchange Commission. An evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2006 was carried out under the supervision and with the participation of management, including the Company's Chief Executive Officer and Chief Financial Officer. Based on and as of the date of such evaluation, the aforementioned officers concluded that the Company's disclosure controls and procedures were effective.

The Company's management is also responsible for establishing and maintaining adequate internal control over financial reporting. There were no changes in the Company's internal control over financial reporting identified in connection with the evaluation of it that occurred during the Company's last fiscal quarter that materially affected, or is reasonably likely to materially affect, internal control over financial reporting.

Item 9B. Other Information

None.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Information required by this Item is set forth under the headings "Election of Directors – Nominees," "Executive Officers Who Are Not Directors," "Section 16(a) Beneficial Ownership Reporting Compliance," "Code of Conduct and Ethics," "Committees" and "Director Selection Process" in the Company's Proxy Statement for the 2007 Annual Meeting of Shareholders (the "Proxy Statement"), which information is incorporated herein by reference.

Item 11. Executive Compensation

Information required by this Item is set forth under the headings "Executive Compensation" (except for the Compensation Committee Report) and "Director Compensation" in the Proxy Statement, which information is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required by this Item is set forth under the heading "Stock Ownership of Directors and Executive Officers" and "Stock Ownership of Certain Beneficial Owners" in the Proxy Statement, which information is incorporated herein by reference.

The Company does not have any compensation plans or other arrangements under which equity securities are authorized for issuance.

Item 13. Certain Relationships and Related Transactions, and Director Independence

Information required by this Item is set forth under the headings "Certain Relationships and Related Party Transactions" and "Director Independence" in the Proxy Statement, which information is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services

Information required by this Item is set forth under the headings "Auditor Fees and Services" and "Policy for Approval of Audit and Permitted Non-Audit Services" in the Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules

(a) (1) The response to this portion of Item 15 is included in Item 8 above.

(2) The response to this portion of Item 15 is included in Item 8 above.

(3) The following documents are attached hereto or incorporated herein by reference to Exhibits:

3.1 Articles of Incorporation, as restated in electronic format only as of March 30, 2005 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on April 5, 2005).

3.2 Bylaws, as restated in electronic format only as of February 7, 2007 (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on February 9, 2007).

4.1 Specimen of Common Stock Certificate (incorporated herein by reference to Exhibit 1 to the Company's Form 10 filed with SEC on May 2, 1994).

10.1 Employment Agreement, dated as of October 1, 2002, between the Company and Harry S. Smith (incorporated herein by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002).

10.2 Employment Agreement, dated as of October 1, 2003, between the Company and J. Andrew Hershey (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003).

10.3 Employment Agreement, dated as of October 1, 2003, between the Company and Dennis A. Dysart (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003).

10.4 Employment Agreement, dated as of January 1, 2004, between the Company and M. Shane Bell (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).

10.5 Employment Agreement, dated as of January 1, 2005, between the Company and Marshall J. Beverly, Jr. (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).

14.1 Code of Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the Company's Current Report on Form 8-K, filed on January 25, 2005).

21.1 Subsidiaries of the Company.

23.1 Consent of Yount, Hyde & Barbour, P.C.

31.1 Certification of Chief Executive Officer, Section 302 Certification.

31.2 Certification of Chief Financial Officer, Section 302 Certification.

32.1 Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.

32.2 Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

(b) Exhibits
See Item 15(a)(3) above.

(c) Financial Statement Schedules
See Item 15(a)(2) above.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FIRST NATIONAL CORPORATION

By: /s/ Harry S. Smith

President and Chief Executive Officer
(on behalf of the registrant and as
principal executive officer)

Date: March 23, 2007

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

/s/ Harry S. Smith President & Chief Executive Officer Director (principal executive officer)	Date: March 23, 2007
/s/ M. Shane Bell Executive Vice President & Chief Financial Officer (principal financial officer and principal accounting officer)	Date: March 23, 2007
/s/ Douglas C. Arthur Chairman of the Board of Directors	Date: March 23, 2007
/s/ Byron A. Brill Vice Chairman of the Board of Directors	Date: March 23, 2007
/s/ Elizabeth H. Cottrell Director	Date: March 23, 2007
/s/ Dr. James A. Davis Director	Date: March 23, 2007
/s/ Christopher E. French Director	Date: March 23, 2007
/s/ Charles E. Maddox, Jr. Director	Date: March 23, 2007
/s/ John K. Marlow Director	Date: March 23, 2007
/s/ W. Allen Nicholls Director	Date: March 23, 2007
/s/ Henry L. Shirkey Director	Date: March 23, 2007
/s/ James R. Wilkins, III Director	Date: March 23, 2007

EXHIBIT INDEX

Number	Document
3.1	Articles of Incorporation, as restated in electronic format only as of March 30, 2005 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed with the SEC on April 5, 2005).
3.2	Bylaws, as restated in electronic format only as of February 7, 2007 (incorporated herein by reference to Exhibit 3.2 to the Company's Current Report on Form 8-K filed with the SEC on February 9, 2007).
4.1	Specimen of Common Stock Certificate (incorporated herein by reference to Exhibit 1 to the Company's Form 10 filed with SEC on May 2, 1994).
10.1	Employment Agreement, dated as of October 1, 2002, between the Company and Harry S. Smith (incorporated herein by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2002).
10.2	Employment Agreement, dated as of October 1, 2003, between the Company and J. Andrew Hershey (incorporated by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003).
10.3	Employment Agreement, dated as of October 1, 2003, between the Company and Dennis A. Dysart (incorporated by reference to Exhibit 10.3 to the Company's Annual Report on Form 10-KSB for the year ended December 31, 2003).
10.4	Employment Agreement, dated as of January 1, 2004, between the Company and M. Shane Bell (incorporated by reference to Exhibit 10.4 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
10.5	Employment Agreement, dated as of January 1, 2005, between the Company and Marshall J. Beverly, Jr. (incorporated by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K for the year ended December 31, 2005).
14.1	Code of Conduct and Ethics (incorporated herein by reference to Exhibit 14.1 to the Company's Current Report on Form 8-K, filed on January 25, 2005).
21.1	Subsidiaries of the Company.
23.1	Consent of Yount, Hyde & Barbour, P.C.
31.1	Certification of Chief Executive Officer, Section 302 Certification.
31.2	Certification of Chief Financial Officer, Section 302 Certification.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. Section 1350.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. Section 1350.

Exhibit 21.1

Subsidiaries of First National Corporation

Name of Subsidiary	State of Organization
First Bank, Inc.	Virginia
- First Bank Financial Services, Inc.	Virginia
First National (VA) Statutory Trust I	Delaware
First National (VA) Statutory Trust II	Delaware
First National (VA) Statutory Trust III	Delaware

Exhibit 23.1


Yount, Hyde & Barbour, P.C.
Certified Public Accountants
and Consultants

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement on Form S-3 (No. 333-34148) of First National Corporation and subsidiaries of our report, dated March 5, 2007, relating to our audit of the consolidated financial statements, which appear in the Annual Report on Form 10-K of First National Corporation and subsidiaries for the year ended December 31, 2006.

Yount, Hyde & Barbour, P.C.

Winchester, Virginia
March 21, 2007

Exhibit 31.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
SECTION 302 CERTIFICATION

I, Harry S. Smith, certify that:

1. I have reviewed this annual report on Form 10-K of First National Corporation for the year ended December 31, 2006;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) designed such disclosure controls and procedures; or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 23, 2007

/s/ Harry S. Smith
President and Chief Executive Officer

Exhibit 31.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
SECTION 302 CERTIFICATION

I, M. Shane Bell, certify that:

1. I have reviewed this annual report on Form 10-K of First National Corporation for the year ended December 31, 2006;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the registrant and have:

   a) designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent functions):

   a) all significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   b) any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

Date: March 23, 2007

/s/ M. Shane Bell
Executive Vice President and Chief Financial Officer

Exhibit 32.1

CERTIFICATION OF CHIEF EXECUTIVE OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of First National Corporation for the year ended December 31, 2006, I, Harry S. Smith, President and Chief Executive Officer of First National Corporation, hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

(1) such Form 10-K for the year ended December 31, 2006, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Form 10-K for the year ended December 31, 2006, fairly presents, in all material respects, the financial condition and results of operations of First National Corporation.

/s/ Harry S. Smith
President and Chief Executive Officer

Date: March 23, 2007

Exhibit 32.2

CERTIFICATION OF CHIEF FINANCIAL OFFICER
PURSUANT TO 18 U.S.C. SECTION 1350

In connection with the Annual Report on Form 10-K of First National Corporation for the year ended December 31, 2006, I, M. Shane Bell, Executive Vice President and Chief Financial Officer of First National Corporation, hereby certify pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, to the best of my knowledge and belief, that:

(1) such Form 10-K for the year ended December 31, 2006, fully complies with the requirements of section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) the information contained in such Form 10-K for the year ended December 31, 2006, fairly presents, in all material respects, the financial condition and results of operations of First National Corporation.

Date: March 23, 2007

/s/ M. Shane Bell
Executive Vice President and Chief Financial Officer

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Winchester
Stephens City
81
Middletown
Strasburg
66
Front Royal
11
Woodstock
Basye
Edinburg
Mt. Jackson
New Market
Financial Center and ATM
Branch and ATM
ATM
Virginia
1

Strasburg

Strasburg Financial Center
112 W. King Street
Strasburg, VA 22657
540-465-9121

Woodstock

Woodstock North Branch
496 N. Main Street
Woodstock, VA 22664
540-459-7400

Woodstock South Branch
860 S. Main Street
Woodstock, VA 22664
540-459-9510

Mt. Jackson

Mt. Jackson Financial Center
5304 Main Street
Mt. Jackson, VA 22842
540-477-3525

Front Royal

Front Royal Financial Center
1717 N. Shenandoah Avenue
Front Royal, VA 22630
540-636-6149

Express Office
508 N. Commerce Avenue
Front Royal, VA 22630
540-636-9620

Stephens City

Sherando Financial Center
695 Fairfax Pike
Stephens City, VA 22655
540-869-8959

Winchester

Winchester Financial Center
1835 Valley Avenue
Winchester, VA 22601
540-667-8300

North Loudoun Branch
661 N. Loudoun Street
Winchester, VA 22601
540-545-2001

Winchester West Financial Center
208 Crock Wells Mill Drive
Winchester, VA 22603
540-722-0061

Kernstown Branch
3143 Valley Pike
Winchester, VA 22602
540-662-9594





Shareholder Information

Common Stock

First National Corporation's common stock is traded on the over-the-counter (OTC) market and quoted in the OTC Bulletin Board where our symbol is FXNC–BB.

Stock Transfer Agent and Registrar

Registrar and Transfer Company
10 Commerce Drive
Cranford, New Jersey 07016
800-368-5948

Dividend Reinvestment

Registered holders of First National Corporation stock are eligible to participate in the Corporation's Dividend Reinvestment Plan, a convenient and economical way to purchase additional shares of First National Corporation common stock. For an authorization form, or to receive additional information on this plan, or for further shareholder information contact:

Zandra Lipke
First National Corporation
112 West King Street
Strasburg, Virginia 22657
888-647-1265 or 540-465-9121
zlipke@firstbank-va.com
www.firstbank-va.com

Independent Auditors

Yount, Hyde & Barbour, P.C.
Post Office Box 2560
Winchester, Virginia 22604

END